UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 13e-4 THEREUNDER

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Exact name of Issuer as specified in its Charter)

Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Fairfax Financial Holdings Limited

(Name(s) of Person(s) Filing Statement)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

303901102

(CUSIP Number of Class of Securities)

Fairfax Financial Holdings Limited

Suite 800, 95 Wellington St. W.

Toronto, Ontario M5J 2N7

Attn: Derek Bulas

(416) 367 4941

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Derek Bulas Fairfax Financial Holdings Limited Suite 800, 95 Wellington St. W. Toronto, Ontario M5J 2N7 (416) 367 4941	Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, New York 10036 (212) 880-6000

November 18, 2021

(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee
US$1,000,000,000 (1)	US$92,700 (1)

(1)         The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of US$1,000,000,000 and the filing fee of US$92.70 per US$1,000,000.

☐          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Date Filed:

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular dated November 18, 2021

Document 2: Letter of Transmittal

Document 3: Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the cover of the Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.

This Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Shareholders (as defined below) in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, Fairfax Financial Holdings Limited may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in such jurisdiction.

For U.S. Shareholders: The Offer is made by a Canadian issuer for its own securities, and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements of the Company have been prepared in accordance with international financial reporting standards and thus may not be comparable to financial statements of U.S. companies. The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is located in Canada, and that most of its officers and directors are non-residents of the United States.

November 18, 2021

OFFER TO PURCHASE FOR CASH

UP TO US$1,000,000,000 IN VALUE OF ITS SUBORDINATE VOTING SHARES
AT A PURCHASE PRICE OF NOT LESS THAN US$425.00 AND NOT MORE THAN US$500.00 PER SUBORDINATE VOTING SHARE

Fairfax Financial Holdings Limited (“Fairfax”, the “Company”, “we”, “us” or “our”) hereby offers to purchase subordinate voting shares of the Company (the “Shares”) validly tendered and not properly withdrawn having an aggregate purchase price not exceeding US$1,000,000,000. The purchase price per Share will be determined by the Company in the manner described below but will not be less than US$425.00 and not more than US$500.00. The offer and all deposits of Shares are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”), the related Letter of Transmittal and the Notice of Guaranteed Delivery (which together constitute the “Offer”).

The Offer will commence on the date set forth above and expires at 5:00 p.m. (Eastern time) (the “Expiry Time”) on December 23, 2021 or at such later time and date to which the Offer may be extended by Fairfax (the “Expiration Date”). Fairfax reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions of the Offer are satisfied or waived by us. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

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Holders of subordinate voting shares of the Company (the “Shareholders”) who wish to accept the Offer may do so in one of two ways: (a) by making an auction tender (“Auction Tender”) pursuant to which they agree to sell to the Company a specified number of Shares owned by them at a specified price per Share (not less than US$425.00 and not more than US$500.00 and in increments of US$5.00 within that range); or (b) by making a purchase price tender (“Purchase Price Tender”) pursuant to which they agree to sell to the Company a specified number of Shares at the Purchase Price (as defined below), to be determined pursuant to the Offer, understanding that if they make a Purchase Price Tender, for the purposes of determining the Purchase Price, such Shares will be deemed to have been tendered at the minimum price of US$425.00 per Share.

Shareholders who wish to deposit Shares without specifying a price at which such Shares may be purchased by the Company should make a Purchase Price Tender. Under a Purchase Price Tender, Shares will be purchased, upon the terms and subject to the conditions of the Offer, at the Purchase Price determined as provided herein. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a Purchase Price Tender.

We are conducting the Offer through a “modified Dutch Auction” procedure. This procedure allows Shareholders making Auction Tenders to select a price of not more than US$500.00 per Share and not less than US$425.00 per Share (in increments of US$5.00) at which they are willing to deposit all or part of their Shares. We will, pursuant to the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”) (which will be not more than US$500.00 per Share and not less than US$425.00 per Share) that we will pay for Shares validly deposited pursuant to the Offer and not withdrawn, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing Shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$425.00 per Share for purposes of determining the Purchase Price (which is the minimum price per Share under the Offer). The Purchase Price will be the lowest price per Share of not more than US$500.00 and not less than US$425.00 per Share at which Shares have been deposited or have been deemed to be deposited under the Offer and not withdrawn that will enable Fairfax to purchase the maximum number of Deposited Shares (as defined below) having an aggregate purchase price not exceeding US$1,000,000,000. Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender by the depositing Shareholder is equal to or less than the Purchase Price.

Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who has not withdrawn such Shares (in accordance with Section 6 of the Offer to Purchase, “Withdrawal Rights”) will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots, each as described herein. Fairfax will first accept for purchase Shares validly deposited by any Shareholder who beneficially holds, as of the close of business on the Expiration Date, odd lots of fewer than 100 Shares in the aggregate and who deposits all such Shares pursuant to an Auction Tender at a price equal to or less than the Purchase Price or pursuant to a Purchase Price Tender.

Shareholders validly depositing Shares pursuant to Auction Tenders at US$425.00 per Share (the minimum purchase price under the Offer) and Shareholders validly depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the proration provisions and the preferential acceptance of odd lots, each as described herein).

If the number of Shares validly deposited prior to the Expiry Time on the Expiration Date (and not withdrawn in accordance with Section 6 of the Offer to Purchase, “Withdrawal Rights”) pursuant to Auction Tenders at a price equal to or less than the Purchase Price and pursuant to Purchase Price Tenders would result in an aggregate purchase price in excess of US$1,000,000,000, then such Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited or deemed to be deposited at a price equal to or less than the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that odd lot deposits will not be subject to proration. See Section 3 of the Offer to Purchase, “Number of Shares, Proration”.

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All Auction Tenders and Purchase Price Tenders will be subject to adjustment to avoid the purchase of fractional Shares (rounding down to the nearest whole number of Shares). Payments to Shareholders may be subject to deduction of applicable withholding taxes. See Section 13 of the Circular, “Income Tax Considerations”.

All Deposited Shares not purchased (including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price), Shares not purchased due to proration and Shares not accepted for purchase, will be returned to the depositing Shareholder as soon as practicable after the Expiration Date or termination of the Offer, as applicable, without expense to the depositing Shareholder.

The Company has concluded it can rely on the “liquid market exemption” specified in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

As of November 16, 2021, 26,986,170 Shares were issued and outstanding. Accordingly, the Offer is being made for up to a maximum of 2,352,941 Shares, or approximately 8.72% of Fairfax’s 26,986,170 issued and outstanding Shares, if the Purchase Price is determined to be US$425.00 per Share (which is the minimum price per Share pursuant to the Offer) or up to 2,000,000 Shares, or approximately 7.41% of Fairfax’s 26,986,170 issued and outstanding Shares, if the Purchase Price is determined to be US$500.00 per Share (which is the maximum Purchase Price pursuant to the Offer).

The Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “FFH”. On November 16, 2021 (the last trading day prior to the day the terms of the Offer were announced), the closing price of the Shares on the TSX was C$543.44 per Share (US$433.01). During the past six months, the closing prices of the Shares on the TSX have ranged from a low of C$497.10 (US$396.09) to a high of C$574.00 (US$457.36).

Neither Fairfax, nor a designated broker acting on its behalf, has purchased or will purchase any Shares pursuant to the Company’s normal course issuer bid that commenced on September 30, 2021 (the “2021 NCIB”) or otherwise from the time the Offer was publicly announced on November 17, 2021 until its expiration or termination, as applicable. Fairfax will also suspend its automatic share purchase plan (“2021 ASPP”) which Fairfax implemented effective September 30, 2021 with a designated broker in order to facilitate repurchases of Shares and Preferred Shares (as defined below) under the 2021 NCIB. Since the commencement of the 2021 NCIB on September 30, 2021, Fairfax has not purchased for cancellation any Shares.

The board of directors of Fairfax (the “Board of Directors”) has approved the Offer. However, none of Fairfax, its Board of Directors or Computershare Investor Services Inc., the depositary for the Offer (the “Depositary”), makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares under the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer”. Shareholders must make their own decisions as to whether to deposit Shares under the Offer, and, if so, how many Shares to deposit and the price or prices at which to deposit. Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 13 of the Circular, “Income Tax Considerations”.

Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THE OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

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Any questions or requests for information regarding the Offer should be directed to the Depositary, Computershare Investor Services Inc., at the address and telephone numbers set forth below.

The Offer expires at 5:00 p.m. (Eastern time) on December 23, 2021, unless extended, varied or withdrawn.

The Depositary for the Offer is:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Toll Free in Canada and the U.S.: 1-800-564-6253

Outside North America: 1-514-982-7888

By Email: corporateactions@computershare.com

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ADDITIONAL INFORMATION

The Company is subject to the continuous disclosure requirements of applicable Canadian securities legislation and the rules of the TSX, and in accordance therewith, files periodic reports and other information with Canadian provincial and territorial securities regulators and the TSX. Shareholders may access our disclosure documents and any report, statements or other information that we file with the securities regulatory authorities in each of the provinces and territories of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and which may be accessed at www.sedar.com. In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, in accordance with the U.S. Exchange Act, we file with and furnish to the U.S. Securities and Exchange Commission (the “SEC”) reports and other information on the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. These documents can also be found on our website at www.fairfax.ca. Copies of these documents may also be obtained without charge upon written or oral request to the Corporate Secretary of the Company at Suite 800, 95 Wellington Street West, Toronto, Ontario, Canada, M5J 2N7, (416) 367-4941. Information contained on, or accessible through, our website is not a part of this Offer to Purchase and Circular and the inclusion of our website address in this Offer to Purchase and Circular is an inactive textual reference.

You are invited to read and copy any reports, statements or other information that the Company files with the securities regulatory authorities in each of the provinces and territories of Canada at their respective public reference rooms.

Pursuant to Rule 13e-4(g) under the U.S. Exchange Act, the Company has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F. Shareholders may obtain any document that we file with, or furnish to, the SEC (including our Schedule 13E-4F relating to the Offer) on EDGAR, which may be accessed at www.sec.gov.

FORWARD-LOOKING Information

This Offer to Purchase and Circular contains “forward looking statements” and “forward looking information” (collectively, “forward looking information”) within the meaning of applicable Canadian and United States securities legislation. Any statements made by us or on our behalf may include forward looking information that reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “project,” “expect,” “plan,” “intend,” “predict,” “estimate,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward looking information. This forward looking information relates to, among other things, the timing for closing of the proposed Odyssey Transaction (as defined below); the Company continuing to have sufficient financial resources and working capital to conduct its ongoing operations and continuing to have sufficient financial resources to pursue its foreseeable or planned business opportunities including strategic acquisitions; the market for the Shares after completion of the Offer not being materially less liquid than the market that exists at the time of the making of the Offer; future purchases of additional Shares following expiry of the Offer, including purchases of Shares pursuant to our 2021 NCIB; the purchase of the Shares under the Offer being in the best interests of the Company and an appropriate use of financial resources; and the prospect that the Company may from time to time in the future consider various acquisition or divestiture opportunities. We caution readers not to place undue reliance on this forward-looking information, which speak only as of their dates. We are under no obligation to update or alter such forward looking information as a result of new information, future events or otherwise, except as may be required by applicable securities laws. This forward looking information is based on our opinions and estimates as of the date of this Offer to Purchase and Circular, and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking information. These uncertainties and other factors, include but are not limited to:

•	uncertainty in the level of Shareholder participation in the Offer;

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•	failure to complete the Offer due to conditions to the Offer not being satisfied or waived;

•	a reduction in net earnings if our loss reserves are insufficient;

•	underwriting losses on the risks we insure that are higher or lower than expected;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio;

•	risks associated with the global pandemic caused by a novel strain of coronavirus (“COVID-19”), and the related global reduction in commerce and substantial downturns in stock markets worldwide;

•	the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business;

•	insufficient reserves for asbestos, environmental and other latent claims;

•	exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements;

•	exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf;

•	our inability to maintain our long-term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into;

•	risks associated with implementing our business strategies;

•	the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us;

•	risks associated with any use we may make of derivative instruments;

•	the failure of any hedging methods we may employ to achieve their desired risk management objective;

•	a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry;

•	the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ;

•	our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all;

•	the loss of key employees;

•	our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us;

•	the passage of legislation subjecting our businesses to adverse developments, additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate;

•	risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate;

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•	risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct;

•	risks associated with political and other developments in foreign jurisdictions in which we operate;

•	risks associated with legal or regulatory proceedings or significant litigation;

•	failures or security breaches of our computer and data processing systems;

•	the influence exercisable by our significant shareholder;

•	adverse fluctuations in foreign currency exchange rates;

•	our dependence on independent brokers over whom we exercise little control;

•	impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates;

•	our failure to realize deferred income tax assets;

•	technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer;

•	disruptions of our information technology systems;

•	assessments and shared market mechanisms which may adversely affect our insurance subsidiaries;

•	adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic; and

•	the failure to complete or realize the anticipated benefits of the Odyssey Transaction.

This is not an exhaustive list of the factors and risks that may affect any of the Company’s forward looking information. Some of these and other factors are discussed in more detail in the Company’s Annual Report for the year ended December 31, 2020, dated March 5, 2021 (under “Issues and Risks”) and in our Base Shelf Prospectus dated October 8, 2021 (under “Risk Factors”) filed with the securities regulatory authorities in Canada. Investors and others should carefully consider these and other factors and not place undue reliance on the forward looking information. Further information regarding these and other risk factors is included in the Company’s public filings with Canadian securities regulatory authorities and can be found on the SEDAR website at www.sedar.com, and with the SEC and can be found on EDGAR and which may be accessed at www.sec.gov. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward looking information. Accordingly, you should not place undue reliance on forward looking information. We do not assume any obligation to update or revise any forward looking information after the date of this Offer to Purchase and Circular or to explain any material difference between subsequent actual events and any forward looking information, except as required by applicable law.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

The Offer is made by Fairfax, a Canadian issuer, for its own securities, and while the Offer is subject to the disclosure requirements of the province of Ontario and the other provinces and territories of Canada, U.S. Shareholders should be aware that these disclosure requirements are different from those of the United States. Financial statements of Fairfax have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and, therefore, they may not be comparable to financial statements of U.S. companies prepared in accordance with United States generally accepted accounting principles.

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The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that the Company is continued under the federal laws of Canada, that most of its directors and officers are residents of Canada, that some or all of the experts named in the Circular are non-residents of the United States and that all or a substantial portion of the assets of the Company and said persons are located outside the United States. It may be difficult to effect service of process on the Company, its directors and officers and the experts named in the Circular. Additionally, it might be difficult for Shareholders to enforce judgments of United States courts based on civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States in a Canadian court against the Company or any of its non-U.S. resident directors, officers or the experts named in the Circular or to bring an original action in a Canadian court to enforce liabilities based on the federal or state securities laws against such persons.

U.S. Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. See Section 13 of the Circular, “Income Tax Considerations”.

Neither the SEC, nor any U.S. domestic state, Canadian provincial, territorial or foreign securities commission, has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Circular. Any representation to the contrary is a criminal offense.

NOTICE TO HOLDERS OF MULTIPLE VOTING SHARES

The Offer is made only for Shares and is not made for any Multiple Voting Shares. The Sixty Two Investment Company Limited (“Sixty Two”) owns all of the 1,548,000 issued and outstanding Multiple Voting Shares. V. Prem Watsa, our Chairman and Chief Executive Officer, controls Sixty Two. The Multiple Voting Shares are exchangeable into Shares on a one-for-one basis at the option of the holder thereof and automatically upon the occurrence of certain events. We have been informed by Mr. Prem Watsa that he has no present intention to deposit any Shares pursuant to the Offer (including, for greater certainty, in respect of any Shares into which the Multiple Voting Shares controlled by him are convertible). See Section 12 of the Circular, “Intention to Deposit Shares”.

Notice to Holders of Options

The Offer is made only for Shares and is not made for any options to purchase Shares or any other securities or other rights to acquire Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable laws, fully exercise, convert or exchange, as applicable, the options or other securities or other rights in order to deposit the resulting Shares in accordance with the terms of the Offer. Any such exercise, conversion or exchange will be irrevocable, including where the Shares tendered are subject to proration or otherwise are not taken up. The tax consequences to holders of options or other securities or other rights to acquire Shares in respect of any such exercise, conversion or exchange are not described herein and all such holders are advised to contact their own tax advisors for tax advice having regard to their own particular circumstances.

CURRENCY and exchange rate

Unless otherwise indicated, references in this Offer to Purchase and Circular to “$”, “US$” or “dollars” are in United States dollars and references to “C$” are to Canadian dollars.

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The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars (US$), the average of such exchange rates during such periods, and the exchange rate at the end of the period, in each case based upon the Bank of Canada daily rate of exchange:

	Nine Months Ended	Year Ended December 31
	September 30, 2021	2020	2019	2018	2017
High	0.8306	0.7863	0.7699	0.8138	0.8245
Low	0.7778	0.6898	0.7353	0.7330	0.7276
Average	0.7994	0.7461	0.7537	0.7721	0.7708
Period End	0.7849	0.7854	0.7699	0.7330	0.7971

On November 16, 2021, the exchange rate for one Canadian dollar expressed in United States dollars was US$0.7968 based upon the Bank of Canada daily rate of exchange.

INTERPRETATION

Unless the context otherwise requires, all references in the Offer to Purchase and the Circular to “we”, “us”, “our”, “Fairfax” or the “Company” refer solely to Fairfax Financial Holdings Limited, except for such references in Section 1 of the Circular where such terms refer to Fairfax Financial Holdings Limited and its subsidiaries.

CIRCULAR	27

APPROVAL AND CERTIFICATE	53

CONSENT OF TORYS LLP	54

GLOSSARY

In this document, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“2021 NCIB” means the normal course issuer bid of the Company that commenced on September 30, 2021 and expires on September 29, 2022 pursuant to which the Company may purchase for cancellation Shares and Preferred Shares, which normal course issuer bid has been temporarily suspended until after the Expiration Date or date of termination of the Offer, as applicable.

“Agent’s Message” means a message, transmitted by DTC, to and received by the Depositary and forming a part of a DTC book-entry confirmation.

“Auction Tender” means an auction tender delivered by a Shareholder who wishes to accept the Offer pursuant to which the Shareholder agrees to sell to the Company a specified number of Shares owned by such Shareholder at a specified price per Share of not less than US$425.00 and not more than US$500.00 and in increments of US$5.00 within that range.

“Board of Directors” means the board of directors of the Company.

“Book Entry Confirmation” means a confirmation of a book entry transfer of Shares into the Depositary’s account established at CDS in accordance with the terms of the Offer.

“business day” means any day other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, Canada, and a United States federal holiday, and for the purposes of the U.S. Exchange Act shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

“Canadian Resident Shareholder” means a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, deals at arm’s length with, and is not affiliated with, Fairfax, holds its Shares as capital property and is not exempt from tax under Part I of the Tax Act.

“CDS” means CDS Clearing and Depository Services Inc.

“CDS Participant” means a participant in CDSX.

“CDSX” means the book-entry system administered by CDS.

“Circular” means the accompanying offering circular.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company”, “we”, “us”, “our” or “Fairfax” means Fairfax Financial Holdings Limited.

“CPPIB Credit Investments” means CPPIB Credit Investments Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.

“CRA” means the Canada Revenue Agency.

“Credit Facility” means the Company’s US$2.0 billion unsecured revolving credit facility agented by a Canadian bank with a syndicate of major Canadian and global financial institutions.

“Depositary” means Computershare Investor Services Inc.

“Deposited Shares” means Shares validly deposited pursuant to the Offer and not withdrawn.

“DRS” means the Direct Registration System maintained by our transfer agent.

“DTC” means the Depository Trust Company.

“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

“Expiration Date” means December 23, 2021 or such later date to which the Offer may be extended by the Company.

“Expiry Time” means 5:00 p.m. (Eastern time) on the Expiration Date or such later time on the Expiration Date to which the Offer may be extended by the Company.

“Hamblin Watsa” means Hamblin Watsa Investment Counsel Ltd.

“IRS” means the United States Internal Revenue Service.

“Letter of Transmittal” means the letter of acceptance and transmittal in the form forwarded with this Offer to Purchase and Circular.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended.

“Multiple Voting Shares” means the multiple voting shares of the Company.

“Non-Canadian Resident Shareholder” means a Shareholder who, for purposes of the Tax Act and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its Shares in connection with carrying on a business in Canada, (iii) deals at arm’s length with, and is not affiliated with, Fairfax, and (iv) is not an insurer that carries on an insurance business in Canada and elsewhere.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form forwarded with this Offer to Purchase and Circular.

“Odd Lot Holders” means Shareholders who own fewer than 100 Shares.

“Odyssey” means Odyssey Group Holdings, Inc.

“Odyssey Investors” means, collectively, OMERS and CPPIB Credit Investments.

“Odyssey Transaction” means our proposed sale of an aggregate 9.99% interest in Odyssey to the Odyssey Investors.

“Offer” means the offer made to Shareholders to purchase that number of Shares having an aggregate purchase price not exceeding US$1,000,000,000, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

“Offer to Purchase” means the attached offer to purchase.

“OMERS” means OMERS, the defined benefit pension plan for Ontario’s municipal sector employees.

“person” means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof.

“Preferred Shares” means the preferred shares of the Company.

“Purchase Price” means the price per Share (being not more than US$500.00 and not less than US$425.00 per Share) that Fairfax will pay for Deposited Shares, determined in accordance with the process described in Section 2 of the Offer to Purchase, “Purchase Price”.

“Purchase Price Tender” means a deposit (or deemed deposit) of Shares made by a Shareholder where such Shareholder does not specify a price for the purchase of Shares by Fairfax, but rather agrees to have the Shareholder’s Shares purchased for the Purchase Price as determined under the Offer, it being understood that, for the purposes of determining the Purchase Price, Shares that are the subject of Purchase Price Tenders will be deemed to have been tendered at the minimum price of US$425.00 per Share.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholder” means a registered or beneficial holder of outstanding Shares, as the context requires.

“Shares” and “Subordinate Voting Shares” means subordinate voting shares of the Company.

“Sixty Two” means The Sixty Two Investment Company Limited.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Tax Proposals” means all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“withdrawal right” means the right of any Shareholder to withdraw Shares deposited pursuant to the Offer and in accordance with the terms and process described in Section 6 of the Offer to Purchase, “Withdrawal Rights”.

SUMMARY

This general summary is solely for the convenience of Shareholders and is qualified in its entirety by reference to the full text and more specific details in the Offer. This summary highlights material information relating to this Offer, but it is not meant to be a substitute for the information contained in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, the Company urges Shareholders to carefully read the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety prior to making any decision regarding whether or not to deposit Shares held or the price or prices at which a Shareholder may choose to deposit Shares to the Offer. The Company has included cross-references in this summary to other sections of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery where a Shareholder will find a more complete discussion of the topics mentioned in this summary. Unless otherwise defined in this summary, capitalized terms have the meaning assigned to them under the heading “Glossary” above.

Who is Offering to Purchase My Shares?

Fairfax Financial Holdings Limited (“we”, “us”, “our”, “Fairfax” or the “Company”) is offering to purchase Shares for cancellation.

Why is Fairfax Making the Offer?

The Offer allows the Company an opportunity to return up to US$1,000,000,000 of capital to Shareholders who elect to tender while at the same time increasing the proportionate Share ownership of Shareholders who elect not to tender. In the view of management, the recent trading price of the Shares does not properly reflect the underlying value of the Company’s business and future prospects and, therefore, the purchase of Shares under the Offer represents an attractive investment for the Company and provides Shareholders who would like the opportunity to sell with the option to access liquidity at a premium to the current trading price of the Shares. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

What Will the Purchase Price for the Shares be and What Will be the Form of Payment?

The Company is conducting the Offer through a “modified Dutch Auction”. This procedure allows the Shareholder making an Auction Tender to select a price of not more than US$500.00 per Share and not less than US$425.00 per Share (in increments of US$5.00) at which that Shareholder is willing to deposit all or part of their Shares. As promptly as practicable after 5:00 p.m. (Eastern time) on December 23, 2021, the Company will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price (which will be not more than US$500.00 per Share and not less than US$425.00 per Share) that the Company will pay for Shares validly deposited pursuant to the Offer and not withdrawn, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing Shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$425.00 per Share for purposes of determining the Purchase Price (which is the minimum price per Share under the Offer). Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.

The Purchase Price will be the lowest price per Share of not more than US$500.00 per Share and not less than US$425.00 per Share at which Shares have been deposited or have been deemed to be deposited under the Offer that will enable the Company to purchase the maximum number of Shares deposited pursuant to the Offer, having an aggregate purchase price not exceeding US$1,000,000,000. Fairfax will publicly announce the Purchase Price promptly after it has determined it and, upon the terms and subject to the conditions of the Offer (including the proration provisions and the preferential acceptance of odd lots, each as described herein), the Company will pay the Purchase Price in cash to all Shareholders who have validly deposited (and have not withdrawn) their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders, subject to applicable withholding taxes, if any. See Section 2 of the Offer to Purchase, “Purchase Price”. All Shares purchased by the Company pursuant to the Offer (including Shares tendered at auction prices below the Purchase Price) will be purchased at the same Purchase Price.

The Purchase Price will be denominated in United States dollars and the Company’s obligation to make payment of amounts owing to a depositing Shareholder whose Shares are taken up will be made in United States dollars, unless the Shareholder elects to receive Canadian dollars by completing the relevant section of the Letter of Transmittal or timely instructing its nominee, as applicable.

How Many Shares Will Fairfax Purchase?

Fairfax will purchase, at the Purchase Price, Shares validly deposited under the Offer and not withdrawn up to a maximum aggregate purchase price of US$1,000,000,000. Since the Purchase Price will only be determined after 5:00 p.m. (Eastern time) on the Expiration Date, the number of Shares that will be purchased will not be known until after that time. If the Purchase Price is determined to be US$425.00 per Share, the minimum Purchase Price under the Offer, the maximum number of Shares that will be purchased under the Offer is 2,352,941. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be US$500.00 per Share, the maximum Purchase Price under the Offer, the maximum number of Shares that will be purchased under the Offer is 2,000,000.

As at November 16, 2021, there were 26,986,170 Shares issued and outstanding. The maximum of 2,352,941 Shares that the Company is offering to purchase hereunder represents approximately 8.72% of the total number of Fairfax’s 26,986,170 issued and outstanding Shares as at November 16, 2021. Assuming the Offer is fully subscribed, the minimum of 2,000,000 Shares that the Company is offering to purchase hereunder represents approximately 7.41% of the total number of Fairfax’s 26,986,170 issued and outstanding Shares as at November 16, 2021. See Section 3 of the Offer to Purchase, “Number of Shares, Proration”.

What Happens if the Number of Shares Deposited to the Offer Would Result in an Aggregate Purchase Price of More Than US$1,000,000,000?

If the Offer would result in an aggregate purchase price of more than US$1,000,000,000, we will purchase a prorated portion of the Shares so tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders (after giving preferential treatment to Odd Lot Holders).

See Section 3 of the Offer to Purchase, “Number of Shares, Proration”, for additional details, including the formula that we will use to determine proration.

Can a Shareholder Deposit the Shares Held at Different Prices?

Yes. A Shareholder making an Auction Tender can elect to deposit some of the Shares held by that Shareholder to the Offer at one price and other Shares at one or more other prices, but a Shareholder may not deposit the same Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Shareholders may deposit different Shares pursuant to Auction Tenders and Purchase Price Tenders. If a Shareholder desires to deposit Shares in separate lots at a different price for each lot, that Shareholder must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each price at which that Shareholder is depositing Shares. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

Can I tender only a portion of the Shares I own?

Yes. You do not have to tender all of the Shares you own to participate in the Offer, unless you are an Odd Lot Holder and you wish to receive the proration preference available to Odd Lot Holders in which case you must tender all of your Shares. You may not tender more Shares than you own in the Offer.

Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all of the Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

How Does a Shareholder Deposit their Shares?

In order to deposit Shares pursuant to the Offer, a Shareholder must either:

•	in the case of a registered Shareholder, deliver a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, to the Depositary at its address set forth on the Letter of Transmittal, prior to 5:00 p.m. (Eastern time) on December 23, 2021 (or such later date and time if the expiry time of the Offer is extended). A Shareholder who holds share certificates must deliver the certificates for all Shares validly deposited pursuant to the Offer in proper form for transfer, together with its Letter of Transmittal. A Shareholder whose Shares are held through DRS must only deliver its Letter of Transmittal and is not required to submit its DRS positions;

•	in the case of a non-registered (beneficial) Shareholder, tender by following the procedures for book entry transfer, provided that a Book Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC) is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time; or

•	follow the guaranteed delivery procedures described under Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

If an investment dealer, stock broker, bank, trust company or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A Shareholder who desires to deposit Shares under the Offer should immediately contact the Shareholder’s investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to be able to deposit such Shares under the Offer. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

A Shareholder may deposit Shares pursuant to the Offer either pursuant to an “Auction Tender” or a “Purchase Price Tender”. A Shareholder may deposit some Shares pursuant to an Auction Tender and others pursuant to a Purchase Price Tender. A Shareholder may not deposit the same Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

Auction Tender: If a Shareholder is making an Auction Tender, the Shareholder must specify the minimum price per Share (of not more than US$500.00 per Share and not less than US$425.00 per Share, in increments of US$5.00) at which that Shareholder is willing to sell its Shares held to the Company. Shares validly deposited pursuant to an Auction Tender and not withdrawn will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price determined by the Company.

Purchase Price Tender: If a Shareholder wishes to deposit Shares but does not wish to specify a minimum price at which the Company may purchase such Shares, the Shareholder should make a Purchase Price Tender. Shareholders should be aware that Shares tendered in Purchase Price Tenders will be deemed to have been tendered at the minimum price of US$425.00 per Share.

If a Shareholder validly deposits Shares pursuant to an Auction Tender at US$425.00 per Share (the minimum purchase price under the Offer) or if a Shareholder validly deposits Shares pursuant to a Purchase Price Tender, that Shareholder can reasonably expect to have the Shares it held purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the proration provisions and the preferential acceptance of odd lots).

Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a Purchase Price Tender.

No alternative, conditional or contingent tenders will be accepted.

See Section 2 of the Offer to Purchase, “Purchase Price”.

How Long Does a Shareholder Have to Deposit Shares Held?

A Shareholder may deposit Shares held until the Offer expires. The Offer expires at 5:00 p.m. (Eastern time) on December 23, 2021, or at a later time as the Company may determine. If an investment dealer, stock broker, bank, trust company or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A Shareholder should immediately contact the Shareholder’s investment dealer, stock broker, bank, trust company or other nominee to find out the nominee’s deadline. See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”.

Can the Offer be Extended, Varied or Terminated?

Yes. The Company may extend or vary the Offer in its sole discretion. See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”. The Company can also terminate the Offer under certain circumstances. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

How Will a Shareholder be Notified if Fairfax Extends the Offer?

If Fairfax extends the Offer, Fairfax will issue a press release no later than 5:00 p.m. (Eastern time) on the next business day after the day on which the Offer was previously scheduled to expire. See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”.

What Will Happen if a Shareholder Does Nothing?

The Offer is voluntary and each Shareholder should decide whether or not to participate. Upon completion of the Offer, if a Shareholder does not deposit the Shares held by it to the Offer, that Shareholder will realize a proportionate increase in its equity interest in Fairfax to the extent the Company purchases Shares pursuant to the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

Are There Any Conditions to the Offer?

Yes. The Offer is subject to a number of conditions usual in the circumstances, such as changes in market price of the Shares or stock market conditions, the absence of court and governmental action prohibiting the Offer and the absence of changes in general market conditions or Fairfax’s business that, in the Company’s sole judgment, acting reasonably, make it inadvisable to proceed with the Offer. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

Once a Shareholder Has Deposited Shares to the Offer, Can That Shareholder Withdraw Those Shares?

Yes. A Shareholder may withdraw Shares deposited pursuant to the Offer (a) at any time that those Shares have not been taken up by the Company; (b) at any time before the expiration of 10 calendar days from the date that a notice of change or variation (unless the Shares deposited pursuant to the Offer have been taken up by the Company before the date of the notice of change or variation, and other than a variation that: (i) consists solely of an increase in the consideration offered for those Shares under the Offer where the time for deposit is not extended for greater than 10 calendar days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”; or (c) if those Shares have not been paid for by the Company within three business days after having been taken up. See Section 6 of the Offer to Purchase, “Withdrawal Rights”.

How Does a Shareholder Withdraw Shares Previously Deposited?

For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the office as set forth on the Letter of Transmittal or Notice of Guaranteed Delivery of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. Some additional requirements apply if the Shares to be withdrawn have been delivered to the Depositary. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice. See Section 6 of the Offer to Purchase, “Withdrawal Rights”.

What Does a Shareholder do if That Shareholder Owns an “Odd Lot” of Shares?

If a Shareholder owns in the aggregate fewer than 100 Shares (an “odd lot”) as of the close of business on the Expiration Date and that Shareholder validly deposits all such Shares pursuant to an Auction Tender at a price equal to or less than the Purchase Price or pursuant to a Purchase Price Tender, the Company will purchase all of those Shares without proration (but otherwise subject to the terms and conditions of the Offer). This proration preference is not available to holders of 100 or more Shares even if holders have separate share certificates or DRS positions for fewer than 100 Shares or hold fewer than 100 Shares in different accounts. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders. If a Shareholder owns an odd lot of Shares, that Shareholder must check (or tick) the “Odd Lots” box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase, “Number of Shares, Proration” and Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

When Will Fairfax Pay for the Shares Deposited?

Fairfax will publicly announce the Purchase Price promptly after it has been determined and will take up Shares to be purchased pursuant to the Offer promptly after 5:00 p.m. (Eastern time) on the Expiration Date, but in any event no later than 10 calendar days after such time. Fairfax will pay for such Shares within three business days after taking up the Shares. See Section 9 of the Offer to Purchase, “Taking Up and Payment for Deposited Shares”. In the event that we elect to extend the Offer, we will not take up or pay for any Shares until the expiry of such extension, except as required by applicable securities laws.

What is the Recent Market Price of the Shares?

On November 16, 2021, the last trading day prior to the day of the announcement by Fairfax of the terms of the Offer, the closing price of the Shares on the TSX was C$543.44 (US$433.01). During the past six months, the closing prices of the Shares on the TSX has ranged from a low of C$497.10 (US$396.09) to a high of C$574.00 (US$457.36). See Section 5 of the Circular, “Price Range of Shares”.

Will a Shareholder Have to Pay Brokerage Commissions if Shares Are Deposited?

If a Shareholder is a registered Shareholder and deposits Shares directly to the Depositary, the Shareholder will not incur any brokerage commissions. If the Shareholder holds Shares through an investment dealer, stock broker, bank, trust company or other nominee, Fairfax urges the Shareholder to consult its nominee to determine whether the Shareholder will incur any transaction costs. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

What Are the Income Tax Consequences of Depositing Shares?

The material Canadian federal income tax consequences of accepting the Offer are described in Section 13 of the Circular, “Income Tax Considerations”. In view of the deemed dividend tax treatment that should generally apply under the Tax Act to a sale of Shares pursuant to the Offer and further in the case of Non-Canadian Resident Shareholders, all as described in Section 13 of the Circular, “Income Tax Considerations”, as opposed to the capital gain or capital loss tax treatment that would generally apply to a sale of Shares in the market, Shareholders who wish to sell their Shares should consult their own tax advisors regarding selling their Shares in the market as an alternative to accepting the Offer, in order to receive capital gain (or capital loss) treatment on the disposition of their Shares and further in the case of Non-Canadian Resident Shareholders for the proceeds not to be subject to Canadian withholding tax. The selling price for such market sales may be different from the Purchase Price.

For U.S. federal income tax purposes, the receipt of cash by a U.S. Holder (as defined in Section 13 of the Circular, “Income Tax Considerations”) pursuant to the Offer generally will be treated either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution in respect of shares, depending on the circumstances. The receipt of cash by a Non-U.S. Holder (as defined in Section 13 of the Circular, “Income Tax Considerations”) generally will not be subject to U.S. federal income taxation.

The deemed dividend tax treatment of a sale of Shares pursuant to the Offer, as well as certain other Canadian federal income tax considerations and certain United States federal income tax considerations, are described in general terms in Section 13 of the Circular, “Income Tax Considerations”. Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer and consult with their own tax advisors in this regard.

Has the Company or its Board of Directors Adopted a Position on the Offer?

Neither the Company nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must make their own decisions as to whether to deposit or refrain from depositing Shares pursuant to the Offer and, if so, how many Shares to deposit and whether to specify a price and, if so, at what price to deposit such Shares. Shareholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of depositing Shares pursuant to the Offer.

Will Fairfax’s Directors, Officers or Significant Shareholders participate in the Offer?

To the knowledge of the Company and its directors and officers, after reasonable inquiry, no director or officer of the Company, no associate or affiliate of a director or officer of the Company, nor any other insider of the Company, and no person or company acting jointly or in concert with the Company, has indicated any present intention to deposit any of such person’s or company’s Shares pursuant to the Offer. We have been informed by Mr. Prem Watsa that he has no present intention to deposit any Shares pursuant to the Offer (including, for greater certainty, in respect of any Shares into which the Multiple Voting Shares controlled by him are convertible). See Section 12 of the Circular, “Intention to Deposit Shares”.

The intentions of the directors and officers of the Company and their respective associates or affiliates as described above (except with respect to Mr. Prem Watsa) may change or Shares may be sold on the TSX during the period of the Offer depending on the change in circumstance of such parties. See Section 12 of the Circular, “Intention to Deposit Shares”.

How Will Fairfax Pay for the Shares?

Fairfax will fund any purchases of Shares pursuant to the Offer from the proceeds to be received on closing of the Odyssey Transaction, with the balance to be funded from available cash on hand. In the event that the Odyssey Transaction does not close prior to the Expiration Date, we have adequate cash on hand and availability under our existing Credit Facility, as required, to fund any purchases of Shares pursuant to the Offer. See Section 15 of the Circular, “Source of Funds”. Accordingly, the Offer is not conditional upon completion of the Odyssey Transaction or obtaining financing. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

Will Fairfax Have Sufficient Financial Resources Remaining Upon Completion of the Offer?

After giving effect to the Offer, Fairfax believes that it will continue to have sufficient financial resources and working capital to conduct its business.

What Impact Will the Offer Have on the Liquidity of the Market for the Shares?

Fairfax’s Board of Directors has determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for Shareholders who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer – Liquidity of Market”.

Whom Can I Talk to if I Have Questions?

For further information regarding the Offer, a Shareholder may contact the Depositary or consult its own stock broker or other professional advisors. The telephone numbers of the Depositary are set forth on the front page of this Offer to Purchase and Circular.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THE OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

OFFER TO PURCHASE

To the Holders of the Subordinate Voting Shares of Fairfax Financial Holdings Limited

1.	The Offer

The Company hereby offers to purchase for cancellation that number of Shares validly tendered and not properly withdrawn pursuant to the Offer having an aggregate purchase price not exceeding US$1,000,000,000 pursuant to (a) Auction Tenders at a price per Share of not more than US$500.00 and not less than US$425.00, in increments of US$5.00 per Share, as specified by such Shareholders, or (b) Purchase Price Tenders, in any case, on the terms and subject to the conditions set forth in this Offer to Purchase, the accompanying Circular, the related Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.

The Offer will commence on November 18, 2021, the date of this Offer to Purchase, and expire at 5:00 p.m. (Eastern time) on December 23, 2021, or at such later time and date to which the Offer may be extended by Fairfax.

The Offer is not conditional upon completion of the Odyssey Transaction or any minimum number of Shares being deposited under the Offer. The Offer is, however, subject to certain other conditions. See Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”.

All Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots described herein. Registered Shareholders who deposit their Shares directly to the Depositary will not incur any brokerage commissions. Shareholders who hold Shares through an investment dealer, stock broker, bank, trust company or other nominee are urged to consult with their nominee to determine whether they will incur any transaction costs. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

All Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to proration and Shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer, as applicable, without expense to the depositing Shareholder.

Neither Fairfax nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must make their own decisions as to whether to deposit or refrain from depositing Shares pursuant to the Offer and, if they decide to deposit, how many Shares to deposit and whether to specify a price and, if so, at what price to deposit such Shares. Shareholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of depositing Shares pursuant to the Offer. See Section 13 of the Circular, “Income Tax Considerations”.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information and should be read carefully before making a decision with respect to the Offer.

2.	Purchase Price

As promptly as practicable following the Expiration Date, the Company will determine a single Purchase Price per Share (not less than US$425.00 and not more than US$500.00) that it will pay for Deposited Shares, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing Shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$425.00 per Share for the purpose of determining the Purchase Price (which is the minimum price per Share under the Offer). The Purchase Price will be the lowest price per Share of not more than US$500.00 per Share and not less than US$425.00 per Share at which Shares have been deposited or have been deemed to be deposited under the Offer that will enable Fairfax to purchase the maximum number of Deposited Shares having an aggregate purchase price not exceeding US$1,000,000,000.

As promptly as practicable after determining the Purchase Price, Fairfax will publicly announce the Purchase Price and all Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots described below. See Section 3 of the Offer to Purchase, “Number of Shares, Proration”.

Shareholders validly depositing Shares pursuant to Auction Tenders at US$425.00 per Share (the minimum purchase price under the Offer) and Shareholders validly depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to provisions relating to proration and the preferential acceptance of odd lots described below).

All Auction Tenders and Purchase Price Tenders will be subject to adjustment to avoid the purchase of fractional Shares (rounding down to the nearest whole number of Shares). All payments to Shareholders will be subject to deduction of applicable withholding taxes, if any. See Section 13 of the Circular, “Income Tax Considerations”.

No alternative, conditional or contingent tenders will be accepted.

Each registered Shareholder who has tendered Shares pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in United States dollars, unless such Shareholder exercises the applicable election in the Letter of Transmittal and Notice of Guaranteed Delivery to use the Depositary’s currency exchange services to convert payment of the Purchase Price into Canadian dollars, as described below. There is no additional fee payable by Shareholders who elect to use the Depositary’s currency exchange services. Payments will be made net of any applicable withholding taxes.

Each non-registered (beneficial) Shareholder who has tendered Shares through its nominee pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in United States dollars, unless such non-registered Shareholder contacts the nominee in whose name the Shares are registered and timely requests that the nominee make an election on its behalf to receive the Purchase Price in Canadian dollars. Payments will be made net of any applicable withholding taxes.

The exchange rate that will be used to convert payments from United States dollars into Canadian dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on that date. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions. Computershare Trust Company of Canada may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

3.	Number of Shares, Proration

Fairfax will purchase, upon the terms and subject to the conditions of the Offer, at the Purchase Price, Deposited Shares up to a maximum aggregate purchase price of US$1,000,000,000. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date. If the Purchase Price is determined to be US$425.00 per Share, the minimum purchase price under the Offer, the maximum number of Shares that will be purchased under the Offer is 2,352,941. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be US$500.00 per Share, the maximum purchase price under the Offer, the maximum number of Shares that will be purchased under the Offer is 2,000,000.

As at November 16, 2021, there were 26,986,170 Shares issued and outstanding. The maximum of 2,352,941 Shares that Fairfax is offering to purchase hereunder represents approximately 8.72% of Fairfax’s 26,986,170 total issued and outstanding Shares as at November 16, 2021. Assuming the Offer is fully subscribed, the minimum of 2,000,000 Shares that Fairfax is offering to purchase hereunder represents approximately 7.41% of the total number of Shares issued and outstanding as at November 16, 2021.

If the aggregate consideration payable (calculated at the Purchase Price per Share) for Shares deposited pursuant to Auction Tenders at prices equal to or less than the Purchase Price and pursuant to Purchase Price Tenders, and not withdrawn, is less than or equal to US$1,000,000,000, Fairfax will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Deposited Shares.

If the number of Shares deposited pursuant to Auction Tenders at prices equal to or less than the Purchase Price and pursuant to Purchase Price Tenders, and not withdrawn, would result in aggregate consideration payable in excess of US$1,000,000,000, then such Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited or deemed to be deposited at prices equal to or less than the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that odd lot deposits will not be subject to proration.

For the purposes of the foregoing, an odd lot deposit is a deposit by a Shareholder owning in the aggregate fewer than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at a price or prices equal to or less than the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and who checks (or ticks) the box captioned “Odd Lots” in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, odd lots will be accepted for purchase before any proration. Fairfax’s determination as to proration will be final and binding on all parties.

4.	Announcement of Purchase Price, Number of Shares Validly Tendered and Aggregate Purchase Price

The Company will publicly announce the Purchase Price, the number of Shares validly tendered to the Offer and the aggregate purchase price as promptly as practicable after the Expiration Date.

5.	Procedure for Depositing Shares

Proper Deposit of Shares

To deposit Shares pursuant to the Offer, (a) in the case of a registered Shareholder, all Deposited Shares in proper form for transfer (including original share certificates, if such Shares are held in certificated form, or DRS positions), together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, (b) the guaranteed delivery procedure described below must be followed, or (c) in the case of a non-registered (beneficial) Shareholder, such Shares must be transferred pursuant to the procedures for book entry transfer described below (and a Book Entry Confirmation through the CDSX system (in the case of Shares held by CDS) or an Agent’s Message (in the case of Shares held in DTC) must be received by the Depositary in lieu of a Letter of Transmittal). For greater certainty, Shareholders whose Shares are held through DRS must only deliver a completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, in order to validly tender Shares.

If an investment dealer, stock broker, bank, trust company or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A non-registered (beneficial) Shareholder who desires to deposit Shares under the Offer should immediately contact the Shareholder’s investment dealer, stock broker, commercial bank, trust company or other nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

Participants of CDS or DTC should contact CDS or DTC, as applicable, to obtain instructions as to the method of depositing Shares under the terms of the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing Shares under the terms of the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, each Shareholder desiring to deposit Shares pursuant to the Offer must indicate: (a) in Box A captioned “Type of Tender” on such Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, whether Shares are deposited pursuant to an Auction Tender or Purchase Price Tender; (b) in Box B, if an Auction Tender is made, the price (in multiples of US$5.00 per Share) at which such Shares are being deposited; and (c) in Box C, if applicable, whether the Shareholder is making an odd lot deposit in accordance with Instruction 6 of the Letter of Transmittal.

Shares deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

A Shareholder desiring to deposit Shares in separate lots at a different price for each lot must complete a separate Letter of Transmittal (and, if applicable, a separate Notice of Guaranteed Delivery) for each price at which the Shareholder is depositing Shares. The same Shares cannot be deposited pursuant to different tender methods or pursuant to an Auction Tender at more than one price.

Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders.

Shareholders who tender Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender. If multiple boxes are checked in the same Letter of Transmittal indicating that Shares are being deposited pursuant to an Auction Tender or Purchase Price Tender, all Shares identified will be deemed to have been tendered pursuant to a Purchase Price Tender.

Notice to Holders of Options

The Offer is made only for Shares and is not made for any options to purchase Shares or any other securities or other rights to acquire Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable laws, fully exercise, convert or exchange, as applicable, the options or other securities or other rights in order to deposit the resulting Shares in accordance with the terms of the Offer. Any such exercise, conversion or exchange will be irrevocable, including where the Shares tendered are subject to proration or otherwise are not taken up. The tax consequences to holders of options or other securities or other rights to acquire Shares in respect of any such exercise, conversion or exchange are not described herein and all such holders are advised to contact their own tax advisors for tax advice having regard to their own particular circumstances. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options or other securities will have the Shares issued or deliverable and, if applicable, will have received the certificate(s) or DRS position(s) representing the Shares, on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in this Section 5, “Procedure for Depositing Shares”. Any such conversion, exercise or exchange will be irrevocable, including where the Shares tendered are subject to proration or otherwise are not taken up. Holders of options or other securities should consult their income tax advisors as there are income tax consequences on the exercise of such securities and should read Section 13 of the Circular, “Income Tax Considerations”, as there are tax consequences on the deposit of Shares to the Offer.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the share certificate or DRS position deposited therewith, and payment and delivery is to be made directly to such registered holder, or (b) Shares are deposited for the account of a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

If a certificate or DRS position representing Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates or DRS positions representing Shares not purchased or deposited are to be issued, to a person other than the registered holder, the certificate or DRS position must be endorsed or accompanied by an appropriate share transfer power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate or DRS position with the signature on the certificate or share transfer power of attorney signature guaranteed by an Eligible Institution.

Book Entry Transfer Procedures

Any financial institution that is a CDS Participant may make book-entry delivery of the Shares through CDSX, CDS’s on-line tendering system pursuant to which book-entry transfers may be effected by causing CDS to transfer such Shares into the Depositary’s account in accordance with CDS’s procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer through CDSX will constitute a valid tender under the Offer.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book Entry Confirmation through CDSX is received by the Depositary at its Toronto, Ontario office address set forth on the back cover page of this Offer to Purchase and Circular prior to the Expiration Date. Shareholders, through their respective CDS Participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS will be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer. Delivery of documents to CDS does not constitute delivery to the Depositary.

Shareholders who have an account maintained by DTC may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office specified in the Letter of Transmittal prior to the Expiry Time of the Offer. If necessary, the Depositary will establish an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually signed e-mail copy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office specified in the Letter of Transmittal prior to the Expiry Time of the Offer. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Method of Delivery

The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares are to be sent by mail, registered mail, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares will only be made upon actual receipt of such share certificate representing Shares by the Depositary.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares, or the book-entry transfer procedures described above cannot be completed, prior to the Expiry Time, or time will not permit all required documents to reach the Depositary by the Expiry Time, such Shares may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery or a manually executed photocopy thereof substantially in the form provided by Fairfax indicating the type of deposit and, in the case of an Auction Tender, the price at which the Shares are being deposited, is received by the Depositary at its mailing address in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to the Expiry Time on the Expiration Date; and

(c)	all Deposited Shares (including original share certificates, if such Shares are held in certificated form) in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or, in the case of a book-entry transfer, a Book Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), and any other documents required by the Letter of Transmittal, are received by the Toronto, Ontario office of the Depositary, before 5:00 p.m. (Eastern time) on or before the second trading day on the TSX after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by e-mail transmission to the Toronto, Ontario office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required or, in the case of a book-entry transfer, a Book Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), and any other documents required by the Letter of Transmittal.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

Determination of Validity, Rejection and Notice of Defect

All questions as to the number of Shares to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. The Company reserves the absolute right to reject any deposits of Shares determined by it not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. Fairfax also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and Fairfax’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No individual deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as Fairfax will determine. None of Fairfax, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor will any of them accept any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest be paid by the Company or the Depositary by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the Deposited Shares accepted for payment pursuant to the Offer is to be made by the Company.

Formation of Agreement

The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Company, effective as of 5:00 p.m. (Eastern time) on the Expiration Date, upon the terms and subject to the conditions of the Offer. Such agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Prohibition on “Short” Tenders

It is a violation of Rule 14e-4 promulgated under the U.S. Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person’s own account unless at the time of tender and at the Expiration Date such person has a “net long position” in (i) a number of Shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such Shares for the purpose of tendering to the Company within the period specified in the Offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into a number of Shares (“Equivalent Securities”) that is equal to or greater than the number of Shares tendered and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange, or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth in the Circular will constitute the tendering Shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering Shareholder’s representation and warranty to the Company that (i) such Shareholder has a “net long position” in a number of Shares or Equivalent Securities at least equal to the Shares being tendered within the meaning of Rule 14e-4, and (ii) such tender of Shares complies with Rule 14e-4. The Company’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Shareholder and the Company upon the terms and subject to the conditions of the Offer.

Further Assurances

Each Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of Fairfax, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Shares to the Company. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such Shareholder and will, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein will be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

6.	Withdrawal Rights

Except as otherwise provided in this Section 6, “Withdrawal Rights”, deposits of Shares pursuant to the Offer will be irrevocable. A Shareholder may withdraw Shares deposited pursuant to the Offer: (a) at any time before those Shares have been taken up by the Company; (b) at any time before the expiration of 10 calendar days from the date that a notice of change or variation (unless the Shares deposited pursuant to the Offer have been taken up by the Company before the date of the notice of change or variation, and other than a variation that (i) consists solely of an increase in the consideration offered for those Shares under the Offer where the time for deposit is not extended for greater than 10 calendar days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”; or (c) if those Shares have not been paid for by the Company within three business days after having been taken up.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be actually received by the Depositary by the applicable date specified above at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery in respect of the Shares being withdrawn or, in the case of Shares tendered by a CDS Participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Book Entry Confirmation through the CDSX system or, in the case of Shares tendered by a DTC participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message, and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates for the Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”), except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer may only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of a written or printed copy of a properly completed and executed notice of withdrawal.

A Shareholder who wishes to withdraw Shares under the Offer and who holds Shares through an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such Shares under the Offer. Participants of CDS or DTC should contact these depositaries with respect to the withdrawal of Shares under the Offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding. None of the Company, the Depositary or any other person will be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them will incur any liability for failure to give any such notice.

Any Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following the procedures described in Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all Deposited Shares, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as described in this Section 6, “Withdrawal Rights”.

7.	Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, the Company will not be required to accept for purchase, purchase or pay for any Shares deposited, and may terminate or cancel the Offer or may postpone the payment for Deposited Shares, if, at any time before the payment for any such Shares, any of the following events will have occurred (or will have been determined by the Company to have occurred) which, in the Company’s sole discretion and judgment, acting reasonably, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a)	there will have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b)	there will have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Company, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to the Company of the Offer;

(c)	there will have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) a natural disaster or the commencement or escalation of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving Canada, the United States or any other country or region where the Company maintains significant business activities (including the global pandemic caused by the recent novel coronavirus outbreak, to the extent that there is any material adverse development related thereto on or after the date hereof, or similar event or the escalation thereof), (iv) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease, in the sole judgment of the Company, acting reasonably, in the market price of the Shares since the close of business on November 16, 2021, (vi) any material change in short term or long term interest rates; (vii) any change in the general political, market, economic or financial conditions that, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Company’s business, operations or prospects or the trading in, or value of, the Shares, or (viii) any decline in any of the S&P/TSX Composite Index, Nasdaq Composite Index, the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10%, measured from the close of business on November 16, 2021;

(d)	there will have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole discretion or judgment of the Company, acting reasonably, has, had or may have a material adverse effect on the Company and its subsidiaries, taken as a whole, or a material acceleration of the foregoing;

(e)	any take-over bid or tender or exchange offer with respect to some or all of the securities of Fairfax (other than the Offer), or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving Fairfax or any of its affiliates, other than the Offer and the Odyssey Transaction, or any solicitation of proxies, other than by management, to seek to control or influence the Board of Directors, will have been proposed, announced or made by any individual or entity;

(f)	the Company will have determined, in its sole judgment, acting reasonably, that the Purchase Price for a Share exceeds the fair market value of such Share at the time of the acquisition of such Share by the Company pursuant to the Offer, determined without reference to the Offer;

(g)	the Company will have determined that the consummation of the Offer is reasonably likely to (i) cause the Shares to be delisted from the TSX or to be eligible for deregistration under the U.S. Exchange Act; or (ii) constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the U.S. Exchange Act;

(h)	the Company will have concluded that the relief granted by Rule 13e-4(g) under the U.S. Exchange Act is not applicable;

(i)	the Company will have determined, in its sole judgment, acting reasonably, that it would be subject to Part VI.1 tax under the Tax Act in connection with the Offer;

(j)	the completion of the Offer subjects the Company to any material tax liability;

(k)	any change shall have occurred or been proposed to the Code, the Treasury Regulations promulgated thereunder, or publicly available administrative policies of the IRS that, in the sole judgment of the Company, acting reasonably, is detrimental to Fairfax and its affiliates taken as a whole or to a Shareholder, or with respect to making the Offer or taking up and paying for Shares deposited under the Offer;

(l)	the Company will have concluded, in its sole judgment, acting reasonably, that the Offer or the take up and payment for any or all of the Shares by the Company is illegal or not in compliance with applicable law, or that necessary exemptions under applicable securities legislation are not available to the Company for the Offer and, if required under any such legislation, the Company will not have received the necessary exemptions from or waivers of the appropriate courts or securities regulatory authorities in respect of the Offer;

(m)	any changes will have occurred or been proposed to the Tax Act, the publicly available administrative policies or assessing practices of the CRA or to relevant tax jurisprudence that, in the sole judgment of the Company, acting reasonably, are detrimental to Fairfax or a Shareholder;

(n)	Standard & Poor’s Rating Services, DBRS Limited or Moody’s Investor Service will have downgraded or withdrawn, or shall have indicated to the Company that it is considering downgrading or withdrawing, the applicable rating accorded to the Company’s securities; or

(o)	a material change in U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies that could have, in the Company’s reasonable judgment, a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, acting reasonably, regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 7, “Certain Conditions of the Offer”, will be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer by the Company will be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. Fairfax, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, will immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, the Company will not be obligated to take up, accept for purchase or pay for any Shares deposited under the Offer, and the Depositary will return all certificates for Deposited Shares or the equivalent DRS positions, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

The Offer is not conditional upon completion of the Odyssey Transaction. See Section 15 of the Circular, “Source of Funds”.

8.	Extension and Variation of the Offer

Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”, will have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 12 of this Offer to Purchase, “Notice”. Promptly after giving notice of an extension or variation to the Depositary, but, in the case of an extension, no later than 5:00 p.m. (Eastern time) on the next business day following the last previously scheduled or announced Expiration Date, the Company will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX and the applicable Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated by facsimile or electronic mail to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer), the period during which Shares may be deposited pursuant to the Offer will not expire before 10 calendar days (except for any variation increasing or decreasing the percentage of Shares to be purchased, or the consideration provided for under the Offer, in which case the Offer will not expire before 10 business days) after the date of the notice of variation, unless otherwise permitted by applicable law. In the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to Section 6 of this Offer to Purchase, “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Company of its rights in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation.

The Company also expressly reserves the right, in its sole discretion, (a) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”, and/or (b) at any time or from time to time, to vary the Offer in any respect, including increasing or decreasing the aggregate purchase price for Shares that the Company may purchase or the range of prices it may pay pursuant to the Offer, subject to compliance with applicable Canadian securities legislation.

Any such extension, delay, termination or variation will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service.

9.	Taking Up and Payment for Deposited Shares

Promptly after it has determined the Purchase Price in accordance with Section 2 of the Offer to Purchase, “Purchase Price”, Fairfax will publicly announce the Purchase Price and will take up and pay for Shares to be purchased pursuant to the Offer promptly after the Expiration Date, but in any event will take up the Shares no later than 10 calendar days after such time. Fairfax will pay for such Shares within three business days after taking up the Shares.

Number of Shares

For purposes of the Offer, Fairfax will be deemed to have accepted for payment, subject to proration and the preferential acceptance of odd lots, Shares deposited and not withdrawn pursuant to Auction Tenders equal to or less than the Purchase Price and pursuant to Purchase Price Tenders if, as and when Fairfax gives written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

Payment

Each registered Shareholder who has tendered Shares pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in United States dollars, unless such Shareholder exercises the applicable election in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, to use the Depositary’s currency exchange services to convert payment of the Purchase Price into Canadian dollars as described below. There is no additional fee payable by Shareholders who elect to use the Depositary’s currency exchange services. Payments will be made net of any applicable withholding taxes.

Each non-registered (beneficial) Shareholder who has tendered Shares through its nominee pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in United States dollars, unless such non-registered Shareholder contacts the nominee in whose name the Shares are registered and timely requests that the nominee make an election on its behalf to receive the Purchase Price in Canadian dollars. Payments will be made net of any applicable withholding taxes.

The exchange rate that will be used to convert payments from United States dollars into Canadian dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on that date. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions. Computershare Trust Company of Canada may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Payment for Shares accepted for purchase pursuant to the Offer will be made on the date on which Fairfax delivers funds on account of the purchase price of the accepted Shares to the Depositary by bank transfer or other means satisfactory to the Depositary, who will act as agent for the depositing Shareholders for the purpose of receiving payment from Fairfax and transmitting such payment to the depositing Shareholders. Under no circumstances will interest accrue or be paid by Fairfax or the Depositary on the Purchase Price to any person depositing Shares regardless of any delay in making payment, including any delay in making payment to any person using the guaranteed delivery procedures.

In the event of proration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, Fairfax will determine the proration factor and pay for those Deposited Shares accepted for payment promptly after the Expiration Date. However, Fairfax does not expect to be able to announce the final results of any such proration for at least three business days after the Expiration Date.

All Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to proration and Shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer, as applicable, without expense to the depositing Shareholder.

The Company reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary. The Company also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.

The Purchase Price for Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) or equivalent DRS position(s) representing Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the appropriate boxes in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the share register for the Shares. Payments will be made net of any applicable withholding taxes.

The Depositary will forward, at the Company’s expense, cheques and certificates representing certificated Shares not purchased by first-class insured mail, postage pre-paid, to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pickup) by properly completing the appropriate boxes in such Letter of Transmittal. See Section 10 of this Offer to Purchase, “Payment in the Event of Mail Service Interruption”, in the event of real or possible mail service interruption.

All Shares purchased by the Company pursuant to the Offer will be cancelled.

10.	Payment in the Event of Mail Service Interruption

Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if the Company determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until the Company has determined that delivery by mail will no longer be delayed. Fairfax will provide notice, in accordance with Section 12 of this Offer to Purchase, “Notice”, of any determination not to mail under this Section 10, “Payment in the Event of Mail Service Interruption”, as soon as reasonably practicable after such determination is made.

11.	Liens and Dividends

Shares acquired pursuant to the Offer will be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer will be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution whether or not such Shareholder deposits Shares pursuant to the Offer.

12.	Notice

Except as may be otherwise required by law and without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is broadly disseminated by press release or mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received following the issuance of such release or on the first business day following the date of mailing, if applicable. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service following mailing. In the event of an interruption of mail service following mailing, the Company will use reasonable efforts to disseminate the notice by other means, such as publication. If any notice is to be given by mail and post offices are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Company or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Edition of the Globe and Mail or the National Post and in a French language daily newspaper of general circulation in the Province of Québec.

13.	Other Terms

No stock broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.

It is a term of the Offer that for the purposes of subsection 191(4) of the Tax Act, the “specified amount” in respect of each Share will be an amount equal to the Purchase Price less C$0.05.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 13 of the Circular, “Income Tax Considerations”.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Fairfax, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares. The Offer is not being made to, and deposits of Shares will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Fairfax may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian provincial and territorial securities legislation applicable to Fairfax with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

Pursuant to Rule 13e-4(g) under the U.S. Exchange Act, the Company has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Schedule 13E-4F, including any amendments and supplements thereto, may be obtained on EDGAR on the SEC’s website, which may be accessed at www.sec.gov. In any U.S. jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

DATED this 18th day of November, 2021, at Toronto, Ontario.

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Signed) V. Prem Watsa Chairman and Chief Executive Officer

CIRCULAR

This Circular is being furnished in connection with the Offer by Fairfax to purchase for cash Shares validly tendered pursuant to the Offer having an aggregate purchase price of not more than US$1,000,000,000. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form an integral part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

1.	Fairfax Financial Holdings Limited

Unless the context otherwise requires, the terms “Fairfax,” “Company,” “we,” “us” and “our” refer to Fairfax Financial Holdings Limited and its subsidiaries; the term “Allied World” refers to our majority-owned Bermuda-based global property, casualty and specialty insurance and reinsurance company, Allied World Assurance Company Holdings, Ltd and its subsidiaries; the term “Brit” refers to our majority-owned specialty insurance and reinsurance company operating in the Lloyd’s market, Brit Limited and its subsidiaries; the term “Bryte” refers to our wholly-owned South African property and casualty insurance business, Bryte Insurance Company Ltd.; the term “Colonnade” refers to our wholly-owned Luxembourg based insurance company, Colonnade Insurance S.A.; the term “Crum & Forster” refers to our wholly-owned U.S. property and casualty insurance business, Crum & Forster Holdings Corp. and its subsidiaries; the term “Fairfax Asia” refers to our property and casualty insurance business conducted through our subsidiaries in Hong Kong, Sri Lanka, Indonesia and Malaysia; the term “Fairfax Brasil” refers to our wholly-owned Brazilian property and casualty insurance company, Fairfax Brasil Seguros Corporativos S.A.; the term “Fairfax Latam” refers to our property and casualty insurance business conducted in Argentina, Chile, Colombia and Uruguay; the term “Fairfax Ukraine” refers to our property and casualty insurance business conducted through our subsidiaries in Ukraine; the term “Group Re” refers to our wholly-owned reinsurance business, conducted through certain other subsidiaries; the term “Hamblin Watsa” refers to our wholly-owned investment management subsidiary, Hamblin Watsa Investment Counsel Ltd.; the term “Northbridge” refers to our wholly-owned Canadian property and casualty insurance business, Northbridge Financial Corporation and its subsidiaries; the term “Odyssey Group” refers to our wholly-owned U.S. reinsurance and insurance business, Odyssey Group Holdings, Inc. and its subsidiaries (see “Recent Developments” below); the term “Polish Re” refers to our wholly-owned Polish reinsurance company, Polskie Towarzystwo Reasekuracji Spólka Akcyjna; the term “Zenith National” refers to our wholly-owned U.S. workers’ compensation insurance business, Zenith National Insurance Corp. and its subsidiaries; the term “Singapore Re” refers to our wholly-owned Singapore based general property and casualty reinsurance company, Singapore Reinsurance Corporation Limited; and the term “Eurolife” refers to our majority-owned Greek life and non-life insurer, Eurolife FFH Insurance Group Holdings S.A.

We are a holding company which, through our subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. We are incorporated under the Canada Business Corporations Act. We operate through a decentralized operating structure, with autonomous management teams applying a focused underwriting strategy to our markets. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis, which we believe provides above-average returns over the long-term. We provide a full range of property and casualty products, maintaining a diversified portfolio of risks across classes of business, geographic regions, and types of insureds. We have been under current management since September 1985. Our principal executive offices are located at Suite 800, 95 Wellington Street West, Toronto, Ontario, Canada, M5J 2N7. Our telephone number is (416) 367-4941.

We conduct our business through the following segments, with each of our continuing operations maintaining a strong position in its respective markets.

Our reinsurance business is conducted through Odyssey Group, Group Re, Brit, Allied World, Polish Re and Singapore Re. Odyssey Group is a U.S. based underwriter of a full range of property and casualty reinsurance on a worldwide basis. Group Re primarily constitutes the participation by our wholly-owned subsidiaries CRC Reinsurance Limited, Wentworth Insurance Company Ltd. and Connemara Reinsurance Company Ltd. (all based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. Our majority-owned subsidiary Brit, based in the United Kingdom, is a market-leading global Lloyd’s of London specialty insurer and reinsurer. Allied World, our 70.9% owned subsidiary based in Bermuda, is a global property, casualty and specialty insurance and reinsurance company. Polish Re, based in Warsaw, Poland, writes reinsurance business in the Central and Eastern European regions. Singapore Re, based in Singapore, is a general reinsurance company providing reinsurance coverage in the Asia region. We also hold a 47.1% interest in Thai Reinsurance Public Company Limited (a provider of reinsurance and insurance services based in Bangkok, Thailand).

Our insurance business is conducted through Northbridge (Canadian insurance), Crum & Forster (U.S. property and casualty insurance), Zenith National (U.S. workers’ compensation insurance), Brit (United States, United Kingdom and international insurance), Allied World (North American and international insurance), Fairfax Asia (Asian insurance), Fairfax Latam (South American insurance), Bryte (South African insurance), Fairfax Brasil (Brazilian insurance), Colonnade (Central and Eastern European insurance), Fairfax Ukraine (Ukrainian property and casualty insurance) and Eurolife (Greek life and non-life insurance). Odyssey Group also conducts insurance business through its U.S. Insurance and London Market divisions. Northbridge provides commercial and personal lines property and casualty insurance primarily in Canada through a wide range of distribution channels. Crum & Forster provides a full range of commercial property and casualty insurance, which targets specialty classes of business that emphasize strong technical underwriting expertise. Zenith National is primarily engaged in the workers’ compensation insurance business in the United States. Odyssey Group provides a range of professional and specialty liability insurance in the United States and internationally through its U.S. Insurance and London Market divisions. Brit is a market-leading global Lloyd’s of London specialty insurer. Allied World is a market-leading global property, casualty and specialty insurer. Fairfax Asia is comprised of:

•	our wholly-owned, Hong Kong-based subsidiary, Falcon Insurance Company (Hong Kong) Limited, which writes property and casualty insurance in niche markets in Hong Kong;

•	our 85.0% owned, Malaysia-based subsidiary, The Pacific Insurance Berhad, which writes all classes of general insurance and medical insurance in Malaysia;

•	our 80.0% owned, Jakarta-based subsidiary, PT Asuransi Multi Artha Guna Tbk, an Indonesian general insurance company;

•	our 78.0% owned, Sri Lanka-based subsidiary, Fairfirst Insurance Limited, a Sri Lankan general insurance company;

•	our 41.2% interest in Thailand-based Falcon Insurance PLC, a Thai property and casualty insurance company;

•	our 35.0% interest in Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation, a Vietnamese property and casualty insurance company; and

•	our 49.0% interest in Go Digit Infoworks Services Private Limited, whose subsidiary, Go Digit Insurance Limited, is an Indian general insurance company.

Fairfax Latam, based in Miami, Florida, consists of insurance operations in Argentina, Chile, Colombia and Uruguay. Bryte, based in South Africa, writes property and casualty insurance in South Africa and Botswana. Fairfax Brasil, based in Brazil, writes commercial property and casualty business, with a primary focus on markets in Brazil. Colonnade, based in Luxembourg, writes business in the Central and Eastern regions of Europe. Fairfax Ukraine, our 70.0% owned subsidiary based in Ukraine, writes property and casualty insurance in Ukraine. Eurolife, our 80.0% owned subsidiary based in Greece, writes life and non-life insurance in Greece.

Our run-off business, comprised of the U.S. run-off group and, previously, our 60.0% joint venture interest in RiverStone (Barbados) Ltd. (“RiverStone Barbados”), includes our discontinued business that did not meet our underwriting criteria or strategic objectives and selected business previously written by our other subsidiaries that was put under dedicated run-off management. In addition, our run-off segment includes third-party run-off operations that we have acquired, which we believe will provide us with the opportunity to earn attractive returns on our invested capital. The U.S. run-off group is principally comprised of TIG Insurance Company. RiverStone Barbados was comprised of our former European run-off group (“European Run-off”) which principally consisted of RiverStone Insurance (UK) Limited, Syndicate 3500 at Lloyd’s (managed by RiverStone Managing Agency Limited), TIG Insurance (Barbados) Limited and Advent Capital (Holdings) Ltd. European Run-off was contributed to RiverStone Barbados on March 31, 2020 in exchange for a 60.0% joint venture interest and cash of $599.5 million. On August 23, 2021, we completed the sale of our 60.0% joint venture interest in RiverStone Barbados for consideration of $695.7 million.

Our Non-insurance companies reporting segment comprises Recipe Unlimited Corporation (“Recipe”), William Ashley China Corporation (“William Ashley”), Sporting Life Inc., Golf Town Limited (“Golf Town”), Kitchen Stuff Plus, Inc. (“Kitchen Stuff Plus”), Boat Rocker Media Inc. (“Boat Rocker”), Praktiker Hellas Commercial Societe Anonyme (“Praktiker”), Dexterra Group Inc. (“Dexterra Group”), AGT Food and Ingredients Inc. (“AGT”), Farmers Edge Inc. (“Farmers Edge”), Pethealth Inc. (“Pethealth”), Thomas Cook (India) Limited (“Thomas Cook India”) and its wholly-owned subsidiary Sterling Holiday Resorts (India) Limited (“Sterling Resorts”), and Fairfax India Holdings Corporation (“Fairfax India”) and its subsidiaries National Collateral Management Services Limited (“NCML”), Fairchem Organics Limited (“Fairchem”) and Saurashtra Freight Private Limited (“Saurashtra Freight”). Recipe franchises and/or operates restaurant brands across Canada and in select locations in the United States. William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life Inc. is a Canadian retailer of sporting goods and sports apparel. Golf Town is one of the largest specialty retailers of golf equipment, consumables, golf apparel and accessories in Canada. Kitchen Stuff Plus is a Canadian retailer of housewares and home décor. Boat Rocker is a global content creator producing and distributing high quality and award winning entertainment for television, film, and digital. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece. Dexterra Group provides a range of industrial services, modular construction solutions, facilities management and operations solutions to industries and governments. AGT is a supplier of pulses, staple foods and food ingredients. Farmers Edge provides advanced digital tools to growers and other key participants in the agricultural value chain. Pethealth is headquartered in Canada and provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom. Thomas Cook India is an integrated travel and travel-related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. Fairfax India invests in public and private equity and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. NCML is a leading private-sector agricultural commodities storage company in India. Fairchem is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products. Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.

Our invested assets are managed by our wholly-owned investment management subsidiary, Hamblin Watsa. Hamblin Watsa has managed our invested assets since September 1985 and emphasizes a conservative investment philosophy, seeking to invest our assets on a total return basis, which includes realized and unrealized gains over the long-term, using a value-oriented approach.

Our insurance operations primarily use brokers to distribute their business and in some instances will distribute through agents or directly to the customer. They may also conduct business through third parties such as managing general agents where it is cost effective to do so and where we can control the underwriting process to ensure our risk management criteria are met. Our insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction. Each of these channels has its own distinct distribution characteristics and customers. Our reinsurance operations are dependent primarily on a limited number of international reinsurance brokers.

We are subject to the continuous disclosure requirements of applicable Canadian provincial and territorial securities legislation and the rules of the TSX, and in accordance therewith, file periodic reports and other information with Canadian provincial and territorial securities regulators and the TSX relating to our business, financial condition and other matters. Shareholders may access documents filed with Canadian provincial and territorial securities regulators through SEDAR at www.sedar.com.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the information requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we file with and furnish to the SEC reports and other information on the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. These documents can also be found on our website at www.fairfax.ca.

Pursuant to Rule 13e-4(g) under the U.S. Exchange Act, the Company has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F. Shareholders may obtain any document that we file with, or furnish to, the SEC (including our Schedule 13E-4F relating to the Offer) on EDGAR, which may be accessed at www.sec.gov.

Odyssey Transaction

On November 17, 2021, we announced that we had entered into an agreement with an affiliate of CPPIB Credit Investments, a wholly-owned subsidiary of Canada Pension Plan Investment Board, and OMERS, the defined benefit pension plan for Ontario’s municipal sector employees (together, the “Odyssey Investors”), pursuant to which each of the Odyssey Investors will acquire 100% of a new series of securities representing a 4.995% interest in Odyssey, our U.S. based reinsurance and insurance subsidiary, for an aggregate cash purchase price of US$900 million. Following closing of the Odyssey Transaction, we will retain the flexibility to repurchase the interests of OMERS and CPPIB Credit Investments in Odyssey over time.

Closing of the Odyssey Transaction is subject to customary closing conditions and is expected to occur during the fourth quarter of 2021.

The proceeds from the Odyssey Transaction will be paid by Odyssey to Fairfax by way of a dividend which will then be used by Fairfax to fund the purchase of Shares pursuant to the Offer. See Section 15 of this Circular, “Source of Funds”.

Closing of the Odyssey Transaction is not conditional upon the closing of the Offer or any minimum number of Shares being acquired in the Offer and the Offer is not conditional upon the closing of the Odyssey Transaction.

For additional information, see Section 3 of this Circular, “Purpose and Effect of the Offer”.

2.	Authorized Capital

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares carrying fifty votes per share, an unlimited number of Subordinate Voting Shares carrying one vote per share and an unlimited number of Preferred Shares, issuable in series. As of November 16, 2021, there were 1,548,000 Multiple Voting Shares and 26,986,170 Subordinate Voting Shares issued and outstanding, as well as 7,515,642 Cumulative 5-Year Rate Reset Preferred Shares, Series C (“Series C Shares”), 2,484,358 Cumulative Floating Rate Preferred Shares, Series D (“Series D Shares”), 5,440,132 Cumulative 5-Year Rate Reset Preferred Shares, Series E (“Series E Shares”), 2,099,046 Cumulative Floating Rate Preferred Shares, Series F (“Series F Shares”), 7,719,843 Cumulative 5-Year Rate Reset Preferred Shares, Series G (“Series G Shares”), 2,280,157 Cumulative Floating Rate Preferred Shares, Series H (“Series H Shares”), 10,420,101 Cumulative 5-Year Rate Reset Preferred Shares, Series I (“Series I Shares”), 1,579,899 Cumulative Floating Rate Preferred Shares, Series J (“Series J Shares”), 9,500,000 Cumulative 5-Year Rate Reset Preferred Shares, Series K (“Series K Shares”) and 9,200,000 Cumulative 5-Year Rate Reset Preferred Shares, Series M (“Series M Shares”).

For the avoidance of doubt, the Offer is not being made to purchase Multiple Voting Shares or any series of Preferred Shares.

3.	Purpose and Effect of the Offer

Management and the Board of Directors evaluate the capital allocation alternatives of the Company on a regular basis.

At a regularly scheduled meeting of the Board of Directors on April 16, 2021, management noted that the market price of the Company’s shares was well below book value and that, in the view of management, the recent trading price of the Shares did not properly reflect the underlying value of the Company’s business and future prospects. Management advised the Board of Directors that in order to maintain the financial soundness of the Company it was impractical for the Company to initiate a substantial issuer bid currently, but if it were possible, instituting a substantial issuer bid would have a number of advantages, including that (A) the purchase of Shares under the Offer would be expected to represent an attractive investment for the Company, (B) it would provide Shareholders who would like the opportunity to sell with the option to access liquidity, perhaps at a premium to the current trading price of the Share, and (C) it would allow Shareholders to choose not to participate in the transaction (based on their investment preferences and other considerations). The Board of Directors tasked management to consider on an ongoing basis if there were a manner in which such a transaction could be consummated without adversely affecting the sound financial position of the Company.

At a regularly scheduled meeting of the Board of Directors on July 29, 2021, management advised that it was continuing to evaluate the potential for a substantial issuer bid as well as other alternative transactions, and advised that the desirability of a substantial issuer bid remained but that it had not found a financially responsible way to adopt that course.

At a regularly scheduled meeting of the Board of Directors on November 4, 2021, management advised the Board of Directors that it was contemplating a potential sale by the Company of a minority interest in Odyssey which would permit the Company to proceed with a substantial issuer bid. On November 8, the Company engaged Scotia Capital Inc. to provide capital markets advice in connection with a substantial issuer bid.

At a special meeting of the Board of Directors on November 15, 2021 convened for the purpose of evaluating the Odyssey Transaction and this Offer, the Board of Directors determined that, subject to signing an agreement with investors to purchase a small minority interest in Odyssey and a final determination on pricing and timing in respect of the Offer being made by a committee comprised of the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, it would be in the best interests of the Company and its Shareholders to (i) enter into the Odyssey Transaction, and (ii) proceed with the Offer.

On November 16, 2021, the Company executed a binding agreement to sell a 9.99% minority stake in Odyssey to the Odyssey Investors for consideration of US$900,000,000.

On November 16, 2021, the committee comprised of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer made the final determinations described above and determined to proceed with the Offer.

In considering whether the Offer would be in the best interests of the Company and its Shareholders, the Board of Directors gave careful consideration to a number of factors, including, without limitation, the following:

(a)	its belief that the Offer facilitates the repurchase of our Shares using the proceeds from the Odyssey Transaction, as described above (or, in the event that the Odyssey Transaction is not completed, as described in Section 15 of this Circular, “Source of Funds”), and is a prudent use of the Company’s financial resources given its business profile and assets, the current market price of the Shares, and its cash requirements and borrowing costs;

(b)	the recent trading price range of the Shares is not considered to be fully reflective of the value of the Company’s business and future prospects;

(c)	after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations;

(d)	the positive impact that the purchase of Shares having an aggregate Purchase Price not exceeding US$1,000,000,000 would have on the Company’s earnings calculated on a per Share basis, as well as on the return on equity on the Shares;

(e)	the Offer reduces the Company’s Share count and the cash outflow required for the Company to pay dividends, but permits the Company to maintain its dividend amount per Share;

(f)	the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Company;

(g)	tendering of Shares under the Offer is optional and available for all Shareholders, and each Shareholder is free to accept or reject the Offer;

(h)	the Offer provides for equal and fair treatment of all Shareholders;

(i)	the Offer and the Odyssey Transaction are not expected to preclude the Company from pursuing its foreseeable business, strategic opportunities or the future growth of the Company’s business;

(j)	Shareholders wishing to tender Shares may do so pursuant to Auction Tenders or Purchase Price Tenders, or by tendering a portion of Shares pursuant to Auction Tenders and another portion of Shares pursuant to Purchase Price Tenders;

(k)	the Offer provides Shareholders who are considering the sale of all or a portion of their Shares with the opportunity to sell such Shares for cash without the usual transaction costs associated with market sales;

(l)	the Offer is not conditional on completion of the Odyssey Transaction or any minimum number of Shares being tendered under the Offer and the Company has made adequate arrangements for the required funds to be available to make full payment for the Shares it has offered to acquire under the Offer (see Section 15 of this Circular, “Source of Funds”);

(m)	Shareholders who do not tender their Shares under the Offer, or who otherwise retain an equity interest in the Company will realize a proportionate increase in their equity interest in the Company to the extent that Shares are purchased by the Company pursuant to the Offer;

(n)	the advice of Scotia Capital Inc. with respect to the purchase price range of the Offer; and

(o)	that it would be reasonable to conclude that, following the completion of the Offer, there will be a market for holders of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see “Liquidity of Market” below).

The foregoing summary of the factors considered by the Board of Directors is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its determination to proceed with the Offer and the Odyssey Transaction, the Board of Directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion.

Fairfax’s Board of Directors believes that the Offer is a prudent use of the Company’s financial resources given its business profile and assets, the current market price of the Shares, its cash requirements and its borrowing costs. In the view of management, the recent trading price of the Shares does not properly reflect the underlying value of the Company’s business and future prospects and, therefore, the purchase of Shares under the Offer, funded by the proceeds of the Odyssey Transaction (or, in the event that the Odyssey Transaction is not completed, as described in Section 15 of this Circular, “Source of Funds”), represents an attractive investment for the Company and provides Shareholders who would like the opportunity to sell with the option to access liquidity at a premium to the current trading price of the Shares, while maintaining the Company’s ability to pursue opportunities for growth and build long-term shareholder value. In addition, because the purchase of Shares pursuant to the Offer will reduce the number of Shares outstanding, the Offer will be accretive to any future earnings per Share that Fairfax may record, although there can be no assurance of such earnings.

In addition, the Board of Directors believes that the “modified Dutch auction” tender offer set forth in the Offer to Purchase and this Circular represents an efficient mechanism to provide Shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Company believes that the Offer provides Shareholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if Fairfax completes the Offer, Shareholders who do not participate in the Offer, or otherwise retain an equity interest in the Company, will automatically increase their relative percentage ownership interest in the Company.

The Offer also provides Shareholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. However, Shareholders who hold Shares through investment dealers, stock brokers, banks, trust companies or other nominees are urged to consult their investment dealers, stock brokers, banks, trust companies or other nominees to determine whether transaction costs may apply if Shareholders tender Shares through the investment dealers, stock brokers, banks, trust companies or other nominees and not directly to the Depositary. Furthermore, Odd Lot Holders who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their Shares. Shares acquired by the Company pursuant to the Offer will be cancelled.

The Board of Directors, after careful consideration of the above mentioned reasons, and based on the advice of Scotia Capital Inc. with respect to the purchase price range of the Offer, determined that the Odyssey Transaction and the Offer are in the best interests of the Company and its Shareholders and authorized the making of the Offer, the pricing of the Offer and the forms of the Offer to Purchase and Circular and related documents.

Notwithstanding the foregoing considerations, before making any decision to tender or not tender Shares to the Offer, Shareholders should carefully consider the risks associated with the Company’s business, including the risks described under the heading “Issues and Risks” in the Company’s Annual Report for the year ended December 31, 2020 dated March 5, 2021 and under the heading “Risk Factors” in the Company’s Base Shelf Prospectus dated October 8, 2021, each of which is available on SEDAR at www.sedar.com.

Subject to certain exceptions, Canadian provincial and territorial securities legislation prohibits the Company and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer, as applicable. One of these exceptions would permit the Company to purchase additional Shares following the Expiration Date or date of termination of the Offer, as applicable, in the normal course under the 2021 NCIB. Subject to applicable law, Fairfax may purchase additional Shares in the future on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the Company’s business and financial position, the results of the Offer and general economic and market conditions.

None of Fairfax, its Board of Directors or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder’s Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares and, if so, how many Shares to deposit and whether to specify a price and, if so, at what price to deposit such Shares. Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 13 of this Circular, “Income Tax Considerations”.

Except for the Odyssey Transaction and as otherwise disclosed herein, neither the Company, nor to the Company’s knowledge, any of its officers or directors has current plans or proposals which relate to, or would result in (i) any extraordinary transaction involving the Company, such as a merger, a reorganization, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries; (ii) any material change in its present Board of Directors or management; (iii) any material change in its indebtedness or capitalization; (iv) any other material change in its business or corporate structure; (v) any material change in its constating documents; (vi) or any actions similar to any of the foregoing.

Shareholders who do not tender their Shares to the Offer or whose Shares are not accepted because their tenders were at a price above the Purchase Price or due to the preferential acceptance of odd lots or proration should be aware that while remaining Shareholders will have a proportionately increased equity interest in the Company, the amounts available for future returns of capital to Shareholders, if any, on a per Share basis may be less than the Purchase Price under the Offer.

Liquidity of Market

As of November 16, 2021, there were 26,986,170 Shares issued and outstanding, of which approximately 24,167,684 Shares comprised the “public float”, which excludes Shares beneficially owned, or over which control or direction is exercised, by “related parties” of the Company, as defined under applicable securities laws. The maximum number of Shares that Fairfax is offering to purchase pursuant to the Offer represents approximately 8.72% of Fairfax’s 26,986,170 total issued and outstanding Shares as at November 16, 2021. In the event that Fairfax takes up and purchases the maximum 2,352,941 Shares pursuant to the Offer, and none of the “related parties” deposit their Shares pursuant to the Offer, the “public float” will comprise approximately 21,814,743 Shares. Assuming the Offer is fully subscribed, the minimum number of Shares that Fairfax is offering to purchase pursuant to the Offer represents approximately 7.41% of the total issued and outstanding Shares as at November 16, 2021. In the event that Fairfax takes up and purchases the minimum of 2,000,000 Shares pursuant to the Offer, and none of the “related parties” deposit their Shares pursuant to the Offer, the “public float” will comprise approximately 22,167,684 Shares.

Fairfax is relying on the “liquid market exemption” specified in MI 61-101 from the requirement to obtain a formal valuation applicable to the Offer. Accordingly, the valuation requirements of the securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

Fairfax has determined that there is a liquid market in the Shares because:

(a)	there is a published market for the Shares (the TSX);

(b)	during the 12-month period before November 17, 2021 (the date the Company announced its intention to commence the Offer):

(i)	the number of issued and outstanding Shares was at all times at least 5,000,000 (excluding Shares beneficially owned, or over which control and direction was exercised, by related parties) all of which Shares are freely tradeable;

(ii)	the aggregate trading volume of Shares on the TSX was at least 1,000,000 Shares;

(iii)	there were at least 1,000 trades in the Shares on the TSX; and

(iv)	the aggregate value of the trades in the Shares on the TSX was at least C$15,000,000; and

(c)	the market value of the Shares on the TSX, as determined in accordance with MI 61-101, was at least C$75,000,000 for October 2021 (the calendar month preceding the calendar month in which the Company’s intention to commence the Offer was announced).

On November 15, 2021, at the meeting of the Board of Directors at which the Offer was approved, the Board of Directors was of the view that, both as of the date thereof and following the taking up of Shares pursuant to this Offer, there was and will continue to be a liquid market for the Shares. In making their determination, the Board of Directors considered many factors, including without limitation:

(a)	the extent by which the trading volume, number of trades and aggregate trading value during the 12-month period preceding the Offer, the size of the public float and the market value of the Shares, exceeds the minimum objective liquid market requirements pursuant to MI 61-101; and

(b)	the number of Shares to be acquired in relation to the public float, the trading volumes of, and the number of trades in, the Shares on the TSX, the value of trades on the TSX and the market value of the Shares, in the 12 months preceding the Offer.

Based upon the liquid market test set out above, the Board of Directors determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. Accordingly, Fairfax is exempted from the valuation requirements of the securities regulatory authorities in Canada applicable to issuer bids generally in connection with the Offer.

For further information, see the tables and information included in Section 5 of this Circular, “Price Range of Shares”, Section 6 of this Circular, “Dividends and Dividend Policy”, and Section 7 of this Circular, “Previous Distributions, Purchases and Sales of Securities”.

Additional Securities Law Considerations

The Company is a reporting issuer (or the equivalent thereof) in each of the provinces and territories of Canada, and the Shares are listed on the TSX. The Company believes that the purchase of Shares pursuant to the Offer will not result in: (i) Fairfax ceasing to be a reporting issuer in any jurisdiction in Canada or (ii) the Shares being delisted from the TSX.

The Shares are also registered under Section 12(g) of the U.S. Exchange Act. We believe that the purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under Section 12(g) of the U.S. Exchange Act. The Offer is conditioned upon, among other things, our having determined that the consummation of the Offer is not reasonably likely to cause the Shares to be eligible for deregistration under the U.S. Exchange Act.

The Shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. We believe that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.

4.	Financial Statements

The audited consolidated financial statements of Fairfax as at and for the years ended December 31, 2020 and 2019 are available on SEDAR at www.sedar.com. The unaudited consolidated interim financial statements of Fairfax as at and for the three and nine months ended September 30, 2021 and 2020 are available on SEDAR at www.sedar.com and have been filed or furnished with the SEC and are available at www.sec.gov. Shareholders may obtain copies of these financial statements, without charge, upon request to the Company at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, telephone (416) 367-4941, facsimile (416) 367-4646.

5.	Price Range of Shares

The Shares are listed on the TSX under the symbol “FFH” and in U.S. dollars under the symbol “FFH.U”. The following table sets forth the high and low closing prices per Share and the monthly trading volume of Shares traded on the TSX, as compiled from published financial sources for the six months preceding the date that the Offer was announced:

Period	High Price (C$)	Low Price (C$)	Volume
May 2021	581.00	553.44	843,045
June 2021	579.28	538.41	957,444
July 2021	566.41	508.49	1,163,655
August 2021	578.00	524.00	1,056,121
September 2021	579.57	507.75	977,022
October 2021	532.96	493.00	954,553
November 2021 (1 to 16)	574.00	497.10	678,439

On November 16, 2021, the last trading day prior to the day of the announcement by Fairfax of the terms of the Offer, the closing price of the Shares on the TSX was C$543.44 (US$433.01).

Shareholders are urged to obtain current market quotations for the Shares.

6.	Dividends and Dividend Policy

The declaration and payment of dividends are at the sole discretion of the Board of Directors and are dependent on, among other things, the Company’s financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the Board of Directors may in the future consider to be relevant. As a holding company with no direct operations, the Company relies on cash dividends and other payments from its subsidiaries and its cash balances to pay dividends to its shareholders.

Since November 18, 2019, the Company declared the following annual dividends on the Shares and Multiple Voting Shares:

•	Q1 2020 - US$10.00 per Share and Multiple Voting Share.

•	Q1 2021 - US$10.00 per Share and Multiple Voting Share.

The dividends on the Shares and Multiple Voting Shares were payable in U.S. dollars. Future dividends on the Shares and Multiple Voting Shares, if any, are expected to be paid in U.S. currency.

Holders of Shares and Multiple Voting Shares participate equally as to dividends and are entitled to dividends, in equal amounts per share and at the same time, that the Board of Directors may declare out of legally available funds, subject to the preferential dividend rights of the Preferred Shares.

Holders of each series of Preferred Shares are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available for payment of dividends. The rates and dates of payment of dividends will be set forth in the applicable prospectus supplement relating to each series of Preferred Shares. Dividends will be payable to holders of record of Preferred Shares as they appear on our books on the record dates fixed by the Board of Directors. Dividends on any series of Preferred Shares may be cumulative or non-cumulative, as set forth in the applicable prospectus supplement. Since November 18, 2019, the following dividends were paid to holders of Preferred Shares:

Series of Preferred Shares	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Series C	$0.294313	$0.294313	$0.294313	$0.294313	$0.294313	$0.294313	$0.294313	$0.286125
Series D	$0.20536	$0.20089	$0.20090	$0.20788	$0.21456	$0.29843	$0.29930	$0.30171
Series E	$0.198938	$0.198938	$0.198938	$0.198938	$0.198938	$0.198938	$0.18188	$0.18188
Series F	$0.14298	$0.13918	$0.13987	$0.14550	$0.15218	$0.23673	$0.23760	$0.23933
Series G	$0.185125	$0.185125	$0.185125	$0.185125	$0.207375	$0.207375	$0.207375	$0.207375
Series H	$0.16818	$0.16411	$0.16453	$0.17070	$0.17738	$0.26166	$0.26253	$0.26453
Series I	$0.207938	$0.207938	$0.207938	$0.23175	$0.23175	$0.23175	$0.23175	$0.23175
Series J	$0.18646	$0.18219	$0.18240	$0.18898	$0.19566	$0.27973	$0.28060	$0.28281
Series K	$0.291938	$0.291938	$0.291938	$0.291938	$0.291938	$0.291938	$0.291938	$0.291938
Series M	$0.312688	$0.312688	$0.312688	$0.312688	$0.312688	$0.312688	$0.296875	$0.296875

7.	Previous Distributions, Purchases and Sales of Securities

Except for purchases and sales of securities described below, no securities of the Company have been purchased or sold by the Company during the 12 months preceding the date of the Offer.

On September 30, 2021, the Company commenced the 2021 NCIB, which allowed the Company to repurchase, at its discretion, until the earlier of September 29, 2022 or the completion of purchases thereunder, up to 2,602,760 Shares, 751,034 Series C Shares, 178,415 Series D Shares, 543,613 Series E Shares, 173,574 Series F Shares, 771,984 Series G Shares, 228,015 Series H Shares, 1,042,010 Series I Shares, 157,989 Series J Shares, 950,000 Series K Shares and 919,600 Series M Shares in the open market or as otherwise permitted. Concurrently with the establishment of the 2021 NCIB, the Company implemented the 2021 ASPP with a designated broker in order to facilitate repurchases under the 2021 NCIB. Under the 2021 ASPP, the Company’s broker may purchase Shares or Preferred Shares under the 2021 NCIB at times when the Company would ordinarily not be permitted to, due to its regular self-imposed quarterly blackout periods. Outside of these blackout periods, Shares and Preferred Shares are otherwise able to be repurchased by the Company at its discretion under the 2021 NCIB, subject to applicable laws. Neither the Company, nor a designated broker acting on its behalf, has purchased or will purchase Shares pursuant to the 2021 NCIB, 2021 ASPP or otherwise from the date that the Offer was publicly announced on November 17, 2021 until the expiration or termination, as applicable, of the Offer. During the 12 months preceding the date of the Offer, the Company purchased 137,923 Shares at a volume-weighted average price of C$525.96 per Share, and no Preferred Shares, under the 2021 NCIB and the Company’s prior normal course issuer bid which expired on September 29, 2021.

On March 1, 2021, the Company completed the sale of C$850 million aggregate principal amount of 3.95% unsecured senior notes due 2031 at an issue price of 100.246%. On March 3, 2021, the Company completed the sale of US$600 million aggregate principal amount of 3.375% unsecured senior notes due 2031 at an issue price of 99.865%. On March 29, 2021, the Company completed the redemption of its C$446 million aggregate principal amount of 5.84% unsecured senior notes due 2022 and its C$400 million aggregate principal amount of 4.50% unsecured senior notes due 2023 and recorded a loss of $45.7 million on redemption. On October 29, 2021, the Company completed the redemption of its US$85 million aggregate principal amount of 4.142% unsecured senior notes due 2024 at an issue price of 100%.

The following table sets out the number of Shares distributed for the five years preceding the date of the Offer, the price per Share, the nature of the transaction and the aggregate proceeds received by the Company:

Date of Distribution	Number of Shares Issued	Price per Share	Aggregate Proceeds	Nature of Transaction
December 21, 2017	9,067	C$674.03	C$6,111,098.16	Private Placement
August 17, 2017	276,397	US$435.23	US$120,296,266(1)	Acquisition of Allied World
July 6, 2017	4,799,497	US$435.23	US$2,088,885,079(2)	Acquisition of Allied World

Notes:

(1)	Represents the proceeds from the issuance of 276,397 Shares issued as partial consideration for the indirect acquisition by the Company of the remaining 5.4% of the outstanding ordinary shares of Allied World on August 17, 2017 at a deemed issue price per Share of US$435.23.

(2)	Represents the proceeds from the issuance of 4,799,497 Shares issued as partial consideration for the indirect acquisition by the Company of 94.6% of the outstanding ordinary shares of Allied World on July 6, 2017 at a deemed issue price per Share of US$435.23.

8.	Interest of Directors and Officers and Transactions and Arrangements Concerning Securities

Interest of Directors and Officers

Except as set forth in the Offer to Purchase and Circular, neither the Company nor, to the Company’s knowledge, any of its officers or directors or any of the officers or directors of its subsidiaries, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Except for the Odyssey Transaction and as otherwise disclosed in the Offer to Purchase and Circular, neither the Company nor, to the Company’s knowledge, any of its officers or directors has current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a merger, a reorganization, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Company from time to time may consider various acquisition or divestiture opportunities), any material change in its present Board of Directors or management, any material change in its indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its constating documents, or any actions similar to any of the foregoing.

Ownership of the Securities of the Company

To the knowledge of the Company, after reasonable inquiry, the following table indicates, as at November 16, 2021, the number of securities of the Company beneficially owned or over which control or direction is exercised, by each director and officer of the Company and, after reasonable inquiry, by (a) each associate or affiliate of an insider of the Company, (b) each associate or affiliate of the Company, (c) an insider of the Company (other than a director or officer of the Company), and (d) each person acting jointly or in concert with the Company:

Name	Relationship with Company	Number of Shares	% of Outstanding Shares	Number of Multiple Voting Shares	% of Outstanding Multiple Voting Shares	% of Outstanding Shares and Multiple Voting Shares	Number of Options(9)
Jennifer Allen	Vice President, Chief Financial Officer	1,790	*	-	-	*	10,785
Andrew Barnard	President, Fairfax Insurance Group	63,381	*	-	-	*	-
Brian F. Bradstreet(1)	Senior Officer, Hamblin Watsa	58,321	*	-	-	*	10,984
Wade Burton(2)	Senior Officer, Hamblin Watsa	987	*	-	-	*	3,729
Peter Clarke	Vice President, Chief Operating Officer	2,774	*	-	-	*	39,866
Jean Cloutier(3)	Vice President, International Operations	4,176	*	-	-	*	24,974
Anthony F. Griffiths	Director	13,000	*	-	-	*	2,750
Robert J. Gunn	Director	1,000	*	-	-	*	2,000
David L. Johnston	Director	2,583	*	-	-	*	1,970
Karen L. Jurjevich	Director	66	*	-	-	*	803
Vicenza La Selva	Senior Officer, Hamblin Watsa	2,850	*	-	-	*	2,369

Name	Relationship with Company	Number of Shares	% of Outstanding Shares	Number of Multiple Voting Shares	% of Outstanding Multiple Voting Shares	% of Outstanding Shares and Multiple Voting Shares	Number of Options(9)
Roger Lace	Senior Officer, Hamblin Watsa	62,504	*	-	-	*	8,593
Vinodh Loganadhan	Vice President, Administrative Services	3,853	*	-	-	*	6,109
Bradley P. Martin	Vice President, Strategic Investments	13,159	*	-	-	*	11,433
R. William McFarland(4)	Director	1,250	*	-	-	*	859
Christine N. McLean	Director	1,602	*	-	-	*	703
Timothy R. Price	Director	1,700	*	-	-	*	1,300
Olivier Quesnel	Vice President and Chief Actuary	517	*	-	-	*	8,287
Chandran Ratnaswami	Senior Officer, Hamblin Watsa	13,367	*	-	-	*	16,759
Eric P. Salsberg(5)	Vice President, Corporate Affairs and Corporate Secretary	85,368	*	-	-	*	-
Brandon W. Sweitzer	Director	2,004	*	-	-	*	-
Lauren C. Templeton(6)	Director	20,366	*	-	-	*	-
John Varnell	Vice President, Corporate Development	2,929	*	-	-	*	10,247
Michael Wallace	Vice President, Insurance Operations	511	*	-	-	*	6,344
Benjamin P. Watsa	Director	544	*	-	-	*	778
V. Prem Watsa(7)	Chairman and Chief Executive Officer, Director	794,373	2.94%	1,548,000	100%	8.21%	-
William C. Weldon(8)	Director	373	*	-	-	*	-

Notes:

(1)	Brian F. Bradstreet also owns 49,600 Series C Shares.

(2)	Wade Burton also owns 2,780 Series C Shares and 2,860 Series K Shares.

(3)	Jean Cloutier also owns 500 Series C Shares.

(4)	R. William McFarland also owns 4,800 Series C Shares, 4,000 Series D Shares, 4,000 Series E Shares and 4,000 Series M Shares.

(5)	Eric P. Salsberg also owns or exercises control or direction over $250,000 principal amount of 7.75% senior notes of the Company due July 15, 2037 and $325,000 principal amount of 8.30% senior notes of the Company due April 15, 2026.

(6)	Lauren C. Templeton also owns 479 restricted share units.

(7)	V. Prem Watsa directly owns 1,536 Shares, beneficially owns an additional 740,117 Shares and exercises control or direction over an additional 2,100 Shares. Mr. Watsa controls Sixty Two, which owns 50,620 Shares and 1,548,000 Multiple Voting Shares.

(8)	William C. Weldon also owns 1,140 restricted share units.

(9)	The options are exercisable for Shares which have been previously issued. Consequently, Shares underlying these options are purchased in the market and, accordingly, involve no previously unissued stock and, consequently, no dilution to Shareholders.

* Represents less than 1% of the applicable total.

9.	Commitments to Acquire Shares

Except for the purchase of Shares pursuant to the 2021 NCIB and the 2021 ASPP and securities issued, purchased or sold pursuant to the exercise of employee stock options or in connection with the Company’s security-based compensation arrangements and as otherwise described in this Offer to Purchase and Circular, Fairfax has no commitments to purchase Shares and, to the Company’s knowledge, after reasonable inquiry, no person named under Section 8 of this Circular, “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities – Ownership of the Securities of the Company”, is a party to any agreement, arrangement, commitment or understanding with respect to securities of the Company and there are no agreements, commitments or understandings made or proposed to be made between the Company and a holder of any securities of the Company in relation to the Offer. Neither the Company, nor a designated broker acting on its behalf, has purchased or will purchase Shares pursuant to the 2021 NCIB, the 2021 ASPP or otherwise from the date the Offer was publicly announced on November 17, 2021 until the expiration or termination, as applicable, of the Offer.

10.	Benefits from the Offer and Effect on Interested Parties

Except as described or referred to in the Offer to Purchase or this Circular, no person named under Section 8 of this Circular, “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities – Ownership of the Securities of the Company”, will receive any direct or indirect benefit from accepting or refusing to accept the Offer other than the Purchase Price for any Shares tendered to the Offer and purchased by the Company in accordance with the terms of the Offer and any benefit available to any Shareholder who does or does not participate in the Offer.

11.	Material Changes in the Affairs of the Company

Except for the Odyssey Transaction or as otherwise described or referred to in the Offer to Purchase or this Circular, the directors and officers of the Company are not aware of any plans or proposals for material changes in the affairs of the Company, or of any undisclosed material changes that have occurred since November 4, 2021, being the date upon which the Company’s most recent interim financial report was filed by the Company with the Canadian securities regulatory authorities. The Company may have proposals, letters of intent, exclusivity arrangements or other conditional commitments outstanding with respect to opportunities which may, if they proceed, be material to the Company. However, there can be no assurance that any of these discussions will result in a definitive agreement and, if they do, what the terms or timing of any acquisition, investment or disposition would be or that such acquisition, investment or disposition will be completed by the Company.

12.	Intention to Deposit Shares

To the knowledge of the Company and its directors and officers, after reasonable inquiry, no director or officer of the Company, no associate or affiliate of a director or officer of the Company, no associate or affiliate of the Company, nor any other insider of the Company, and no person or company acting jointly or in concert with the Company, has indicated any present intention to deposit any of such person’s or company’s Shares pursuant to the Offer. We have been informed by Mr. Prem Watsa that he has no present intention to deposit any Shares pursuant to the Offer (including, for greater certainty, in respect of any Shares into which the Multiple Voting Shares controlled by him are convertible).

The intentions of the directors and officers of the Company and their respective associates or affiliates as described above (except with respect to Mr. Prem Watsa) may change or Shares may be sold on the TSX during the period of the Offer depending on the change in circumstance of such parties.

13.	Income Tax Considerations

Shareholders should consult their own tax advisors concerning the application and effect of the income and other taxes of any jurisdiction, having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

General

In the opinion of Torys LLP, the following summary describes, as of the date hereof, certain of the material Canadian federal income tax considerations under the Tax Act generally applicable to Shareholders who sell Shares to Fairfax pursuant to the Offer and to the Company.

The repurchase of Shares by the Company pursuant to the Offer should not, of itself, give rise to any material Canadian tax consequences to the Company.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (referred to in this part as the Tax Proposals) and counsel’s understanding of the current administrative policies and assessing practices of the CRA which have been published in writing prior to the date hereof. The summary assumes that all Tax Proposals will be implemented in the form proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative policies and practices, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a Shareholder (i) that is a “financial institution” for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) that reports its “Canadian tax results” in a currency other than Canadian dollars, (iv) an interest in which is a “tax shelter investment”, or (v) that has entered into a “derivative forward agreement” or a “dividend rental arrangement” in respect of the Shares, as each of those terms is defined in the Tax Act. This summary is also not applicable to a Shareholder that acquired Shares pursuant to the exercise of an employee stock option and who disposes of such Shares pursuant to the Offer. All of the foregoing Shareholders should consult their own tax advisors regarding their particular circumstances.

Having regard to the deemed dividend tax treatment described below on a sale of Shares pursuant to the Offer as opposed to capital gains (or capital loss) treatment which would generally apply to a sale in the market, Shareholders who wish to sell their Shares and who are not generally exempt from Canadian federal income tax should consult their tax advisors regarding selling their Shares in the market as an alternative to selling Shares pursuant to the Offer.

This summary is not exhaustive of all Canadian federal income tax considerations. Further, this summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors concerning the application and effect of the income and other taxes of any country, province, territory, state or local tax authority, having regard to their particular circumstances.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of a Share must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Shareholders Resident in Canada

The following portion of the summary is, subject to the discussion under “General” above, applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, deals at arm’s length with, and is not affiliated with, Fairfax, holds its Shares as capital property and is not exempt from tax under Part I of the Tax Act (referred to in this part as a “Canadian Resident Shareholder”). The Shares will generally be considered to be capital property to a Canadian Resident Shareholder provided that the Canadian Resident Shareholder does not hold the Shares in the course of carrying on a business of buying and selling Shares and has not acquired the Shares in a transaction considered to be an adventure or concern in the nature of trade. Certain Canadian Resident Shareholders that might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to have the Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Canadian Resident Shareholders in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Canadian Resident Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

Disposition of Shares and Deemed Dividend

A Canadian Resident Shareholder who sells Shares to Fairfax pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess, if any, of the amount paid by Fairfax for the Shares over their paid-up capital for purposes of the Tax Act. Fairfax estimates that the paid-up capital per Share as of the date hereof is approximately C$316.76 (which, for illustrative purposes, is US$252.40 per share when the aggregate C$ paid-up capital balance is converted to US$ using the C$/US$ Bank of Canada daily exchange rate on November 16, 2021) (and following the Expiration Date, Fairfax will advise Shareholders of any material change to this estimate). As a result, Fairfax expects that a Canadian Resident Shareholder who sells Shares pursuant to the Offer will be deemed to receive a deemed dividend for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed.

Any dividend deemed to be received by a Canadian Resident Shareholder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if Fairfax validly designates the dividend as an “eligible dividend”. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. Subject to such limitations, Fairfax intends to designate all deemed dividends arising as a result of a sale of Shares pursuant to the Offer as eligible dividends for these purposes.

Subject to the application of subsection 55(2) of the Tax Act, as described below, any dividend deemed to be received by a Canadian Resident Shareholder that is a corporation will be included in computing such Canadian Resident Shareholder’s income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. To the extent that such a deduction is available, “private corporations” (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act.

Under subsection 55(2) of the Tax Act, a Canadian Resident Shareholder that is a corporation may be required to treat all or a portion of any deemed dividend that is deductible in computing taxable income as proceeds of disposition and not as a dividend, generally in circumstances where (i) the Canadian Resident Shareholder would have realized a capital gain if it disposed of any Share at fair market value immediately before the sale of Shares to the Company; (ii) the sale to the Company resulted in a significant reduction in such capital gain; and (iii) the dividend exceeds the “safe income” in respect of the particular Shares that could reasonably be considered to contribute to such gain. Generally, the safe income in respect of a particular Share held by a Canadian Resident Shareholder is the portion of the Company’s undistributed income for purposes of the Tax Act which is attributable to such Share and which is earned or realized after the time the Canadian Resident Shareholder acquired the particular Share. The application of subsection 55(2) involves a number of factual considerations that will differ for each Canadian Resident Shareholder, and a Canadian Resident Shareholder to whom it may be relevant is urged to consult its own tax advisors concerning its application having regard to its particular circumstances.

The amount paid by Fairfax under the Offer for the Shares less any amount deemed to be received by the Canadian Resident Shareholder as a dividend (after the application of subsection 55(2) in the case of a corporate Canadian Resident Shareholder) will be treated as proceeds of disposition of the Shares. The Canadian Resident Shareholder will realize a capital gain (or capital loss) on the disposition of the Shares equal to the amount by which the Canadian Resident Shareholder’s proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Resident Shareholder of the Shares sold to Fairfax pursuant to the Offer.

Taxation of Capital Gains and Losses

Generally, a Canadian Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Canadian Resident Shareholder must deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Canadian Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years.

The amount of a capital loss realized on the disposition of a Share by a Canadian Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to the Company pursuant to the Offer). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares, directly or indirectly, through a partnership or trust. Canadian Resident Shareholders who may be affected by these rules are urged to consult with their own tax advisors in this regard.

A Canadian Resident Shareholder who is an individual, including most trusts, may have all or a portion of any capital loss on the sale of Shares under the Offer denied if the “superficial loss” rules in the Tax Act apply. This may arise where the Canadian Resident Shareholder (or a person affiliated with the Canadian Resident Shareholder for purposes of the Tax Act) acquires additional Shares in the period commencing 30 calendar days prior to, and ending 30 calendar days after, the disposition of the Shares under the Offer. Canadian Resident Shareholders are urged to consult their own tax advisors with respect to the “superficial loss” rules.

Similarly, a Canadian Resident Shareholder that is a corporation may have all or a portion of any capital loss on the sale of the Shares pursuant the Offer suspended if it (or a person affiliated with it for purposes of the Tax Act) acquires additional Shares in the period commencing 30 calendar days prior, and ending 30 calendar days after, the disposition of Shares pursuant to the Offer. A Canadian Resident Shareholder that is a corporation is urged to consult its own tax advisors with respect to the “suspended loss” rules.

A Canadian Resident Shareholder that is a “Canadian-controlled private corporation” throughout the year (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not dividends, or deemed dividends, that are deductible in computing taxable income).

Alternative Minimum Tax

A capital gain realized, or a dividend received (or deemed to be received) by a Canadian Resident Shareholder who is an individual, including a trust (other than certain specified trusts), as a result of the sale of Shares pursuant to the Offer may give rise to a liability for alternative minimum tax. Such Canadian Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Non-Canadian Resident Shareholders

The following portion of the summary is, subject to the discussion under “General” above, applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its Shares in connection with carrying on a business in Canada, (iii) deals at arm’s length with, and is not affiliated with, Fairfax, and (iv) is not an insurer that carries on an insurance business in Canada and elsewhere (referred to in this part as a “Non-Canadian Resident Shareholder”).

A Non-Canadian Resident Shareholder who sells Shares to Fairfax pursuant to the Offer will be deemed to receive a dividend equal to the excess, if any, of the amount paid by Fairfax for the Shares over their paid-up capital for Canadian income tax purposes. Fairfax estimates that the paid-up capital per Share on the date hereof is approximately C$316.76 (which, for illustrative purposes, is US$252.40 per share when the aggregate C$ paid-up capital balance is converted to US$ using the C$/US$ Bank of Canada average daily exchange rate on November 16, 2021) (and following the Expiration Date, Fairfax will advise Shareholders of any material change to this estimate). As a result, Fairfax expects that Non-Canadian Resident Shareholders who sell Shares pursuant to the Offer will be deemed to receive a dividend for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed. Any such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. For example, a dividend received or deemed to be received by a Non-Canadian Resident Shareholder that is a resident of the United States for the purposes of the Canada-United States Income Tax Convention (referred to in this part as the U.S. Treaty), is eligible for benefits under the U.S. Treaty, and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15%.

The amount paid by Fairfax for the Shares (less any amount deemed to be received by the Non-Canadian Resident Shareholder as a dividend) will be treated as proceeds of disposition of the Shares. A Non-Canadian Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares pursuant to the Offer unless the Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Canadian Resident Shareholder at the time of such sale. Generally, provided the Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition, the Shares will not constitute taxable Canadian property to a Non-Canadian Resident Shareholder, unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (a) the Non-Canadian Resident Shareholder, persons with whom the Non-Canadian Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Canadian Resident Shareholder or such non-arm’s length persons holds a membership interest directly or indirectly, or the Non-Canadian Resident Shareholder together with all such foregoing persons, owned 25% or more of the issued Shares or any other issued class of Fairfax’s shares; and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not that property exists. Notwithstanding the foregoing, a Share may also be deemed to be taxable Canadian property to a Non-Canadian Resident Shareholder in certain circumstances specified in the Tax Act.

Even if a Share is taxable Canadian property to a Non-Canadian Resident Shareholder, any gain realized on a disposition of the Share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Non-Canadian Resident Shareholders should consult their own tax advisors in this regard.

In the event a Share is taxable Canadian property to a Non-Canadian Resident Shareholder at the time of disposition and the capital gain realized on disposition of the Share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty, the tax consequences in respect of capital gains described above under “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” will generally apply.

In view of the deemed dividend tax treatment described above on a sale of Shares pursuant to the Offer and the resulting Canadian withholding tax, Non-Canadian Resident Shareholders should consult their own tax advisors regarding selling their Shares in the market as an alternative to selling Shares pursuant to the Offer.

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations generally applicable to Shareholders who sell Shares to the Company pursuant to the Offer. This summary is based on the Code, the Treasury Regulations thereunder, and administrative and judicial interpretations, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular Shareholder in light of the Shareholder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. Different rules that are not discussed below may apply to Shareholders subject to special tax rules, such as partnerships (or entities classified as partnerships for U.S. federal income tax purposes), insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers or traders in securities or currencies, persons that hold Shares as a position in a straddle or as part of a hedge, conversion transaction or other integrated investment, persons who received Shares as compensation, persons who own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding stock of the Company, U.S. Holders (as defined below) whose functional currency is other than the United States dollar, Non-U.S. Holders (as defined below) who hold Shares in connection with a trade or business conducted in the United States, or Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the disposition of Shares pursuant to the Offer. This summary does not address any state, local, or non-U.S. tax or alternative minimum tax considerations that may be relevant to a Shareholder’s decision to tender Shares pursuant to the Offer. This summary assumes Shares are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary further assumes that all payments made to Shareholders pursuant to the Offer will be made in U.S. dollars, and the tax consequences to a Shareholder who elects to receive payment in Canadian dollars may differ from the general consequences described below.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

A “U.S. Holder” is a beneficial owner of Shares who is:

(a)	a citizen or individual resident of the United States;

(b)	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

(c)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(d)	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of Shares who is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

The U.S. federal income tax treatment of a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Shares will depend on the status of the partner and the activities of the partnership. Prospective participants in the Offer that are partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) are urged to consult their own tax advisers concerning the U.S. federal income tax consequences to them and their partners of the participation in the Offer by the partnership.

Tax Consequences to Tendering U.S. Holders

Treatment of the Purchase of Shares Pursuant to the Offer as a Sale or as a Distribution

The Company’s purchase of Shares from a U.S. Holder pursuant to the Offer will be treated either as a sale of the Shares or as a distribution by the Company, depending upon the circumstances at the time the Shares are purchased. The purchase of Shares from a U.S. Holder will be treated as a sale if (a) the purchase results in a “complete redemption” of the U.S. Holder’s equity interest in the Company, (b) the receipt of cash by the U.S. Holder is “not essentially equivalent to a dividend”, or (c) as a result of the purchase there is a “substantially disproportionate” reduction in the U.S. Holder’s equity interest in the Company, each within the meaning of Section 302(b) of the Code, as described below (referred to as the “Section 302 Tests”). The purchase of Shares from a particular U.S. Holder will be treated as a distribution if none of the Section 302 Tests is satisfied with respect to such holder.

In applying the Section 302 Tests, the constructive ownership rules of Section 318 of the Code apply. Thus, a U.S. Holder is treated as owning not only Shares actually owned by the U.S. Holder but also Shares actually (and in some cases constructively) owned by others. Under the constructive ownership rules, a U.S. Holder will be considered to own Shares owned, directly or indirectly, by certain members of the U.S. Holder’s family and by certain entities (such as corporations, partnerships, trusts, and estates) in which the U.S. Holder has an equity interest, as well as Shares that the U.S. Holder has an option to purchase.

(a)	Complete Redemption. A purchase of Shares pursuant to the Offer will result in a “complete redemption” of the U.S. Holder’s interest in the Company if, immediately after the sale, either (1) the U.S. Holder owns, actually and constructively, no Shares; or (2) the U.S. Holder actually owns no Shares and effectively waives constructive ownership of any constructively owned Shares under the procedures described in Section 302(c)(2) of the Code. U.S. Holders who desire to file such a waiver are urged to consult their own tax advisers.

(b)	Not Essentially Equivalent to a Dividend. A purchase of Shares pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the selling U.S. Holder’s proportionate interest in the Company. Whether a U.S. Holder meets this test will depend on relevant facts and circumstances. In measuring the change, if any, in a U.S. Holder’s proportionate interest in the Company, the meaningful reduction test is applied by taking into account all Shares that the Company purchases pursuant to the Offer, including Shares purchased from other Shareholders.

The IRS has held in a published ruling that, under the particular facts of the ruling, a small reduction in the percentage share ownership of a small minority shareholder in a publicly and widely held corporation who did not exercise any control over corporate affairs constituted a “meaningful reduction”. If, taking into account the constructive ownership rules of Section 318 of the Code, a U.S. Holder owns Shares that constitute only a minimal interest in the Company, and such holder does not exercise any control over the affairs of the Company, then any reduction in the U.S. Holder’s percentage ownership interest in the Company should constitute a “meaningful reduction”. Such selling U.S. Holder should, under these circumstances, be entitled to treat the purchase of such holder’s Shares pursuant to the Offer as a sale for U.S. federal income tax purposes. Shareholders are urged to consult their own tax advisers with respect to the application of the “not essentially equivalent to a dividend” test in their particular circumstances.

(c)	Substantially Disproportionate. A purchase of Shares pursuant to the Offer will be “substantially disproportionate” as to a U.S. Holder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Holder immediately after the purchase is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such U.S. Holder immediately before the purchase. Shareholders are urged to consult their own tax advisers with respect to the application of the “substantially disproportionate” test in their particular circumstances.

It may be possible for a tendering U.S. Holder to satisfy one of the Section 302 Tests by contemporaneously selling or otherwise disposing of all or some of the Shares that such U.S. Holder actually or constructively owns that are not purchased pursuant to the Offer. Correspondingly, a tendering U.S. Holder may not be able to satisfy one of the Section 302 Tests because of contemporaneous acquisitions of Shares by such U.S. Holder or a related party whose Shares are attributed to such U.S. Holder. Shareholders are urged to consult their own tax advisers regarding the tax consequences of such sales or acquisitions in their particular circumstances.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, the proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Consequently, we can give no assurance that a sufficient number of any U.S. Holder’s Shares will be purchased pursuant to the Offer to ensure that, for purposes of the U.S. federal income tax rules discussed above, such purchase will be treated as a sale, rather than as a distribution.

Sale of Shares Pursuant to the Offer

Subject to the discussion below under “—Passive Foreign Investment Company Considerations” and “—Controlled Foreign Corporation Considerations”, if any of the Section 302 Tests is satisfied by a U.S. Holder, then such holder generally will recognize taxable gain or loss equal to the difference between the amount received pursuant to the Offer (without reduction for withholding tax, if any) and such holder’s adjusted tax basis in the tendered Shares. A U.S. Holder’s adjusted tax basis generally will be the amount paid to acquire the Shares. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Shares is longer than one year at the time of the sale. Any long-term capital gain recognized by a non-corporate U.S. Holder generally will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on the disposition of the Shares unless (a) such credit can be applied (subject to applicable limitations) against federal income tax due on other income derived from foreign sources in the same income category (generally, the “passive” category) or (b) such U.S. Holder is eligible for the benefits of the Canada-United States Income Tax Convention and properly makes an election under the Code to treat any such gain from the disposition of the Shares as from foreign sources. The rules governing foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisers regarding the creditability of any foreign taxes.

Distribution in Respect of Shares Pursuant to the Offer

Subject to the discussion below under “—Passive Foreign Investment Company Considerations” and “—Controlled Foreign Corporation Considerations”, if none of the Section 302 tests is satisfied by a U.S. Holder, then the full amount received pursuant to the Offer (without reduction for withholding tax, if any) will be treated as a distribution with respect to such holder’s Shares. The tax basis of the U.S. Holder’s sold Shares will be added to the tax basis of such holder’s remaining Shares. This distribution will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The dividend will be includible in a U.S. Holder’s gross income without reduction for the tax basis of the surrendered Shares, and no current loss will be recognized. To the extent that the amount received exceeds a U.S. Holder’s share of the Company’s current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of such holder’s tax basis in Shares and then as capital gain from the sale or exchange of such Shares. However, because the Company does not calculate earnings and profits according to U.S. federal income tax principles, U.S. Holders should expect the entire amount received pursuant to the Offer to be taxable as a dividend if such amount is treated as a distribution as described above.

Dividends received by individuals and other non-corporate U.S. Holders generally are subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period requirements, the Company is not treated as a PFIC (as defined below) for the taxable year in which the dividend is paid or for the preceding taxable year, and the Company is eligible for the benefits of a comprehensive income tax treaty with the United States. The Company believes that it is eligible for such treaty benefits. The amount of the dividend will be treated as foreign-source dividend income, and therefore U.S. Holders may be entitled to a foreign tax credit in respect of any Canadian withholding tax imposed on amounts received from the disposition of the Shares that are treated as distributions (subject to general conditions and limitations of the foreign tax credit rules). Any dividends paid will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Passive Foreign Investment Company Considerations

In general, the Company will be a passive foreign investment company (a “PFIC”) with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds Shares, either (a) at least 75% of the Company’s gross income for the taxable year is passive income or (b) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, a non-U.S. corporation that owns at least 25% by value of the stock of another corporation is treated under a “look-through” rule as owning its proportionate share of the other corporation’s income and assets. Passive income generally includes interest, dividends, and other investment income. However, under an “active insurance” exception, income is not treated as passive if it is derived in the “active conduct” of an insurance business by a “qualifying insurance corporation”. The IRS recently issued final and proposed regulations providing guidance on various aspects of the PFIC rules, including the active insurance exception. The final regulations apply to taxable years beginning on or after January 14, 2021, unless a taxpayer chooses to apply the regulations consistently to certain previous taxable years. The proposed regulations will not be effective unless and until they are adopted in final form, although taxpayers generally may rely on the proposed regulations before adoption, provided the proposed regulations are applied consistently.

The Company has not made a formal determination as to its classification under recent changes in the PFIC rules, including the final and proposed regulations. There is significant uncertainty regarding the application of the final and proposed regulations, including the active insurance exception. Moreover, the PFIC determination is made annually at the end of each taxable year and depends on a number of factors, some of which are beyond the Company’s control, including the value of its assets and the amount and type of its income. Accordingly, there can be no assurance as to the classification of the Company under the PFIC rules.

The exception for qualifying insurance corporations is limited to a non-U.S. insurance company that would be taxed under the provisions of the Code applicable to a U.S. insurance company if it were a U.S. corporation and that maintains applicable insurance liabilities of more than 25% of its assets for a taxable year (or, alternatively, maintains applicable insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business, and satisfies a facts and circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances). Under the proposed regulations, a qualifying insurance corporation is engaged in the active conduct of an insurance business only if it satisfies either a “factual requirements test” or an “active conduct percentage test”. An additional exception for U.S. domestic insurance subsidiaries generally provides that the income of a U.S. domestic corporation to which the look-through rules apply is not treated as passive if the corporation is subject to tax as an insurance company under the applicable provisions of the Code, and the corporation is subject to U.S. federal income tax on its net income. The proposed regulations would limit the application of this rule in the case of certain over-capitalized corporations.

If the Company were a PFIC for any taxable year during which a U.S. Holder held Shares, then gain recognized by such U.S. Holder upon the sale or other disposition of the Shares, including by reason of satisfying one of the Section 302 Tests in connection with the sale of Shares pursuant to the Offer, would be allocated ratably over such holder’s holding period for the Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period.

If the Company were a PFIC with respect to a U.S. Holder treated as receiving a distribution with respect to Shares, as described above under “—Distribution in Respect of Shares Pursuant to the Offer”, then the amount of any “excess distribution” (generally, the amount by which such distribution were to exceed 125% of the average of the annual distributions on the Shares received during the three preceding taxable years or the U.S. Holder’s holding period, whichever is shorter) generally would be allocated to taxable years and subject to taxation in the same manner as gain, as described in the preceding paragraph. The favorable tax rates generally applicable to long-term capital gains discussed above with respect to dividends paid to individuals and other non-corporate U.S. Holders would not apply.

In general, U.S. persons may avoid some of the adverse tax consequences of owning shares in a PFIC by making a qualified electing fund (“QEF”) election or a “mark-to-market” election under the PFIC rules. However, the Company has not previously provided the information that is required for a U.S. Holder to have made the QEF election with respect to Shares, and therefore the QEF election is not available. In the case of publicly traded shares of a PFIC that constitute “marketable stock”, and in lieu of making a QEF election, an election may be made to “mark to market” such shares on an annual basis. Pursuant to such an election, a U.S. person would include in each year as ordinary income the excess, if any, of the fair market value of the shares over their adjusted basis at the end of the taxable year. No assurance can be provided that the Shares of the Company constitute “marketable stock”. U.S. Holders are urged to consult their own tax advisers regarding the consequences of having made the mark-to-market election on their sale of Shares to the Company pursuant to the Offer.

Subject to certain exceptions, a U.S. person who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in significant penalties. Each U.S. Holder is urged to consult its own tax advisers concerning the application of the PFIC rules, including the foregoing filing requirement, the recently issued final and proposed regulations, and the consequences of any available election, with respect to such holder’s sale of Shares pursuant to the Offer.

Controlled Foreign Corporation Considerations

Certain adverse U.S. federal income tax rules may apply to a U.S. person who, directly or indirectly, owns stock of a non-U.S. corporation that earns “related person insurance income” (“RPII”). Because the Company is a holding company, and is not itself licensed as an insurance company, the Company itself is not expected to have income treated as RPII. However, the RPII rules of the Code generally will apply to U.S. Holders who, through their ownership of Shares, are indirect shareholders of a non-U.S. insurance subsidiary if (a) the subsidiary is a “controlled foreign corporation” for RPII purposes (an “RPII CFC”), which generally will be the case if 25% or more of the value or voting power of such non-U.S. insurance subsidiary’s shares is owned (directly, indirectly through non-U.S. entities, or by the application of certain constructive ownership rules) by U.S. persons, and (b) neither of the exceptions described below applies. The Company believes that some of its non-U.S. insurance subsidiaries may be treated as RPII CFCs for this purpose, based on certain constructive ownership rules.

RPII is “insurance income” (as defined below) from the direct or indirect insurance or reinsurance of any U.S. person who holds shares of the applicable non-U.S. insurance subsidiary (directly or indirectly through non-U.S. entities) or of a person related to such a U.S. person. In general, and subject to certain limitations, “insurance income” is income, including investment income and premium income, attributable to the issuing of any insurance or reinsurance contract that would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. A non-U.S. insurance subsidiary may be considered to indirectly reinsure the risk of a U.S. person that holds shares, directly or indirectly, and thus generate RPII, if an unrelated company that insured such risk in the first instance reinsures the risk with such non-U.S. insurance subsidiary.

The RPII rules do not apply to income derived from a non-U.S. insurance subsidiary if (a) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of such non-U.S. insurance subsidiary or (b) RPII, determined on a gross basis, is less than 20% of the gross insurance income of such non-U.S. insurance subsidiary for the taxable year. In general, the Company believes that its non-U.S. insurance subsidiaries are likely to have operated in such a manner as to qualify for at least one of the foregoing exceptions. However, the Company does not track the identity of its Shareholders or persons who are insured by its subsidiaries for this purpose, and therefore the Company has made no formal determination as to whether either of the foregoing exceptions applies to any of its non-U.S. subsidiaries. Accordingly, there can be no assurance that the above RPII rules will not apply to U.S. Holders.

If none of the exceptions described above were to apply to a non-U.S. insurance subsidiary of the Company for a taxable year, then complex rules generally would apply to a U.S. Holder who fails to satisfy any of the Section 302 Tests, and who therefore is treated as receiving a taxable distribution in respect of Shares pursuant to the Offer. Any such U.S. Holder is urged to consult its own tax advisers regarding the application of the foregoing rules to its sale of Shares to the Company pursuant to the Offer.

Aside from the foregoing considerations, a U.S. Holder who satisfies one of the Section 302 Tests, and who therefore recognizes taxable gain from the sale of Shares pursuant to the Offer, may be subject to additional rules under Section 1248 of the Code. Under Section 953(c)(7) of the Code, the rules of Section 1248 of the Code apply to the sale or exchange of shares of a non-U.S. insurance company that would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation and that is treated as an RPII CFC (regardless whether any of the exceptions described above for income derived from a non-U.S. insurance subsidiary applies). If Section 1248 applies under such circumstances, gain on the disposition of shares in the non-U.S. corporation may be recharacterized as a dividend to the extent of the U.S. person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. person owned the shares (possibly whether or not those earnings and profits are attributable to RPII).

The Company does not directly engage in an insurance or reinsurance business, but it has non-U.S. subsidiaries that do so. Existing proposed regulations do not address whether the provisions of Section 953(c)(7) of the Code apply with respect to the sale of stock in a non-U.S. corporation, such as the Company, that is not an RPII CFC but which has non-U.S. subsidiaries that are RPII CFCs and that would be taxed under the provisions of the Code applicable to U.S. insurance companies if such subsidiaries were U.S. corporations. In the absence of legal authority to the contrary, there is a strong argument that this specific rule should not apply to a disposition of Shares, because the Company is not directly engaged in the insurance business. However, there can be no assurance that the IRS will not successfully assert that Section 953(c)(7) applies in such circumstances and thus may apply to a U.S. Holder who recognizes taxable gain from the sale of Shares pursuant to the Offer by reason of satisfying one of the Section 302 Tests.

The application of the foregoing rules to a U.S. person who owns shares of a holding corporation, such as a U.S. Holder owning Shares of the Company, is subject to uncertainty. U.S. Holders are urged to consult their own tax advisers regarding the application of these rules to their sale of Shares to the Company pursuant to the Offer, including any information reporting requirements on IRS Form 5471 (disclosing certain information regarding direct or constructive ownership of a non-U.S. insurance subsidiary) or other applicable IRS form.

Tax Consequences to Tendering Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income taxation as a result of selling Shares pursuant to the Offer. The rules governing the U.S. federal income taxation of the receipt by Non-U.S. Holders of cash pursuant to the Offer are, however, complex. Non-U.S. Holders are urged to consult their own tax advisers concerning the application of U.S. federal, state, local, and non-U.S. income tax laws in their particular circumstances.

Tax Consequences to Shareholders Who Do Not Tender Shares Pursuant to the Offer

Shareholders who do not sell Shares pursuant to the Offer will not incur any U.S. federal income tax liability as a result of the consummation of the Offer.

Backup Withholding

Under the U.S. federal income tax laws, payments to a tendering Shareholder may be subject to “backup withholding” at the applicable statutory rate, unless a tendering Shareholder (a) provides a correct taxpayer identification number and any other required information and otherwise complies with applicable requirements of the backup withholding rules or (b) is an exempt recipient and, when required, demonstrates this fact.

A Shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. To prevent backup withholding on cash payable pursuant to the Offer, each Shareholder that is a U.S. person (as defined in the instructions to the IRS Form W-9) should provide the Depositary or other applicable withholding agent with his or her correct taxpayer identification number and certify that such Shareholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability and may claim a refund if they timely provide certain required information to the IRS.

14.	Legal Matters and Regulatory Approvals

Fairfax is not aware of any licence or regulatory permit that is material to the Company’s business that might be adversely affected by the Company’s acquisition of Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition of Shares by the Company pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken. Fairfax cannot predict whether it may determine that it must delay the acceptance for payment of Shares deposited pursuant to the Offer pending the outcome of any such matter.

The Company is relying on the “liquid market exemption” specified in MI 61-101. Accordingly, the valuation requirements of the securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

The Company’s obligations under the Offer to take up and pay for Shares are subject to certain conditions. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

15.	Source of Funds

We will fund any purchases of Shares pursuant to the Offer from the proceeds to be received on closing of the Odyssey Transaction, with the balance to be funded from available cash on hand. In the event that the Odyssey Transaction does not close prior to the Expiration Date, we have adequate cash on hand and availability under our existing Credit Facility, as required, to fund any purchases of Shares pursuant to the Offer. Accordingly, the completion of the Offer is not conditional upon completion of the Odyssey Transaction or obtaining financing. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

The Company currently has in place a $2.0 billion unsecured revolving credit facility agented by a Canadian bank with a syndicate of major Canadian and global financial institutions. On June 29, 2021, we amended and restated the Credit Facility which extended the term from December 21, 2022 to June 29, 2026. The Credit Facility contains various covenants that may restrict, among other things, our ability or the ability of our subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In particular, the Credit Facility restricts indebtedness (other than certain additional permitted indebtedness) of our regulated insurance subsidiaries to a maximum aggregate amount of $1.5 billion (including a sublimit of $1.0 billion in aggregate for Crum & Forster, Odyssey Group, Northbridge, Zenith National, Allied World and Brit (and each of their respective direct and indirect subsidiaries) (the “Core Group”)), which overall limit reduces to $1.0 billion in aggregate upon any sale of more than 51% of the equity interests of any member of the Core Group. In addition, the Credit Facility contains certain financial covenants that require us to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $9.5 billion, both calculated as defined in the Credit Facility (including, in certain circumstances and subject to certain limits and conditions, calculating consolidated debt on the basis of net consolidated debt, taking into account consolidated cash and cash equivalents). A failure to comply with the obligations and covenants under the Credit Facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the Company or our subsidiaries. As of the date of this Offer to Purchase and Circular, no funds have been drawn and are outstanding under the Credit Facility.

As of the date of this Offer to Purchase and Circular, we are in compliance with our financial covenants, with a September 30, 2021 consolidated debt to consolidated capitalization ratio of 0.261:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $15.9 billion, both calculated as defined in the financial covenants.

We may draw upon the Credit Facility to fund the purchase of Shares pursuant to the Offer, if necessary. Any amounts drawn on the Credit Facility to fund the Offer are expected to be repaid from operating cash flows and/or proceeds from the sale of a minority interest in one or more of our insurance subsidiaries (including, for greater certainty, the Odyssey Transaction in the event that the Odyssey Transaction closes subsequent to our obligation to take up and purchase Shares under the Offer).

16.	Depositary

Fairfax has appointed Computershare Investor Services Inc. to act as the depositary for, among other things, (a) the receipt of certificates and/or DRS positions representing Shares and related Letters of Transmittal deposited under the Offer, (b) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”, (c) the receipt from the Company of cash to be paid in consideration of the Shares acquired by the Company under the Offer, as agent for the depositing Shareholders, and (d) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone, facsimile or email and may request stock brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.

17.	Fees and Expenses

Scotia Capital Inc. has been retained by Fairfax to serve as its financial advisor in connection with the Offer. Scotia Capital Inc. will receive a fee from Fairfax for its services. Fairfax has agreed to reimburse Scotia Capital Inc. for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify Scotia Capital Inc. against certain liabilities to which it may become subject as a result of its engagement.

Fairfax has retained Computershare Investor Services Inc. to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and territorial securities laws. Fairfax will not pay any fees or commissions to any stock broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer. Stock brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Fairfax is expected to incur expenses of approximately US$950,000 in connection with the Offer, which includes filing fees, advisory fees, legal, translation, accounting, depositary, mailing and printing fees.

18.	Canadian Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

19.	Valuation and Bona Fide Prior Offers

The Company is relying on the “liquid market exemption” specified in MI 61-101. Accordingly, the valuation requirements of the securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

To the knowledge of Fairfax or any of its directors or senior officers, after reasonable inquiry, no prior valuation (as such term is defined in MI 61-101) regarding the Company, its securities or its material assets has been made in the 24 months before the date of the Offer.

There were no bona fide prior offers that relate to the Shares or are otherwise relevant to the Offer received by the Company during the 24 months preceding the date hereof.

APPROVAL AND CERTIFICATE

November 18, 2021

The Board of Directors of Fairfax Financial Holdings Limited has approved the contents of the Offer to Purchase and the accompanying Circular dated November 18, 2021 and the delivery thereof to Shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) V. Prem Watsa Chairman and Chief Executive Officer	(Signed) Jennifer Allen Vice President and Chief Financial Officer
On behalf of the Board of Directors
(Signed) Anthony F. Griffiths Director	(Signed) R. William McFarland Director

CONSENT OF TORYS LLP

TO:	The Board of Directors of Fairfax Financial Holdings Limited

We hereby consent to the references to our firm name under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” in the Circular dated November 18, 2021 of Fairfax Financial Holdings Limited in connection with its Offer to the holders of its Shares.

November 18, 2021

(Signed) Torys LLP

The Instructions accompanying the Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Please contact the Depositary or your investment dealer, stock broker, bank, trust company or other financial advisor if you have any questions or require assistance in completing this Letter of Transmittal.

Offer to purchase for cash up to US$1,000,000,000 in value
of subordinate voting shares of Fairfax Financial Holdings Limited at a Purchase Price of not less than
US$425.00 and not more than US$500.00 per subordinate voting share

LETTER OF TRANSMITTAL
To Tender Subordinate Voting Shares of

FAIRFAX FINANCIAL HOLDINGS LIMITED
Pursuant to the Offer to Purchase Dated November 18, 2021

THE OFFER EXPIRES AT 5:00 P.M. (EASTERN TIME) ON DECEMBER 23, 2021, UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

Offices of the Depositary, Computershare Investor Services Inc., for this Offer:

By Mail	By Hand, Courier or Registered Mail

P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
For enquiries only: Toll-free in North America: 1-800-564-6253 Outside North America: 1-514-982-7888 corporateactions@computershare.com

This Letter of Transmittal is to be used only if certificates for subordinate voting shares (the “Shares”) of Fairfax Financial Holdings Limited (the “Company”) are to be forwarded with it or if Shares are held through the Direct Registration System (“DRS”) maintained by the Company’s transfer agent. If you wish to tender uncertificated Shares held through DRS, you are only required to complete this Letter of Transmittal and have it delivered to Computershare Investor Services Inc. (the “Depositary”) (i.e. you do not need to obtain and deliver certificates for such holdings of Shares).

Delivery of this instrument to an address other than shown above does not constitute a valid delivery.

TO:	FAIRFAX FINANCIAL HOLDINGS LIMITED (referred to as the Company)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (referred to as the Depositary)

The undersigned delivers to the Company the enclosed certificate(s) for the Shares and, subject only to the provisions of the Offer to Purchase dated November 18, 2021 and the accompanying Circular (the “Offer to Purchase and Circular”) regarding withdrawal, irrevocably accepts the Offer described below for such Shares described below upon the terms and subject to the conditions contained in the Offer to Purchase and Circular.

DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
Name(s) and Address of Registered Owner(s) (Please Fill in Exactly as Name(s) Appear(s) on Share Certificate(s) or DRS statement(s))	Shares Tendered (Attach signed list if necessary)
	Share Certificate Number(s) (except in the case of DRS holders*)	Number of Shares Represented by Share Certificate(s) or held in DRS	Number of Shares Tendered**

Total Shares Tendered

*     DRS holders do not need to provide certificates for Shares or DRS positions, but they do need to complete and deliver this Letter of Transmittal to the Depositary.

**   If you desire to tender fewer than all Shares evidenced by any share certificates or DRS positions listed above, indicate here the total number of Shares you wish to tender. Otherwise, all Shares evidenced by such share certificates or DRS positions referenced above will be considered to have been tendered. See Instruction 4 in this Letter of Transmittal. All registered or beneficial holders of outstanding Shares (the “Shareholders”) who tender their Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender. The Company will not purchase any fractional Shares.

Delivery of this instrument to an address other than shown above does not constitute a valid delivery.

The Instructions set forth in this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

2

TO:         COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned (at Box L) hereby represents and warrants that the undersigned is the owner of the number of Shares, which Shares are represented by the share certificate(s) or DRS position(s) described above (and, for certificated Shares, delivered herewith, if applicable) and the undersigned has good title to the Shares represented by the said certificate(s) or DRS position(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such Shares.

The undersigned hereby tenders to the Company the above-described Shares at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as such terms are defined in the Offer to Purchase and Circular), as specified below, payable in cash (subject to applicable withholding taxes, if any) and upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular and this Letter of Transmittal (which, as amended or supplemented from time to time, together with the Offer to Purchase and Circular and the related Notice of Guaranteed Delivery, constitute the “Offer”).

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular that accompanies this Letter of Transmittal. In the case of any inconsistency between the terms of this Letter of Transmittal and the Offer to Purchase and Circular, the terms of the Offer to Purchase and Circular shall prevail.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Shares tendered pursuant to the Offer unless such Shares are held through DRS. Any financial institution that is a participant in CDS or DTC may make book-entry delivery of the Shares through the on-line tendering systems of such clearing systems pursuant to which book-entry transfers may be effected by causing the applicable clearing systems to transfer such Shares into the Depositary’s account in accordance with such clearing system’s procedures for such transfer. Shareholders whose certificates are not immediately available or who cannot complete the book-entry transfer procedure or who cannot deliver to the Depositary all other documents which this Letter of Transmittal requires by 5:00 p.m. (Eastern time) (the “Expiry Time”) on December 23, 2021 (or such later time and date to which the Offer is extended, the “Expiration Date”) may only tender their Shares according to the guaranteed delivery procedure set forth under the title “Procedure for Depositing Shares” of the Offer to Purchase. See Instruction 2 in this Letter of Transmittal.

A Shareholder who wishes to tender Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such Shares under the Offer. If an investment dealer, stock broker, bank, trust company or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A Shareholder should immediately contact the Shareholder’s investment dealer, stock broker, bank, trust company or other nominee to find out the nominee’s deadline.

Shareholders should carefully consider the income tax consequences of tendering Shares under the Offer. See “Income Tax Considerations” in the Circular that accompanies this Letter of Transmittal.

3

Subject to and effective upon acceptance for purchase of the Shares tendered hereby, pursuant to an Auction Tender or a Purchase Price Tender in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of the Company all rights, title and interest in and to all Shares tendered hereby and accepted for purchase, and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned’s status as a Shareholder of the Company and in and to any and all distributions, payments (other than the Purchase Price), securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Shares or any of them on or after the date upon which the Shares are taken up and paid for under the Offer, and hereby irrevocably constitutes and appoints the Depositary and any officer of the Company as attorney-in-fact of the undersigned with respect to such Shares, effective from the time the Company takes up and pays for such Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)	deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price;

(b)	present certificates or DRS positions for such Shares for cancellation and transfer on the Company’s books; and

(c)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares all in accordance with the terms of the Offer.

The undersigned hereby represents, warrants and covenants that:

(a)	the undersigned understands that tendering Shares under any one of the procedures described in the Offer to Purchase and the instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer, including the undersigned’s representation that (i) the undersigned has a “net long position” in Shares being tendered or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) such tender of Shares complies with Rule 14e--4 under the Exchange Act;

(b)	the undersigned has full power and authority to deposit, sell, assign and transfer the Shares;

(c)	when and to the extent the Company accepts the Shares for payment, the Company will acquire good, marketable, and unencumbered title thereto, free and clear of all hypothecs, liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

(d)	on request, the undersigned will execute and deliver any additional documents that the Depositary or the Company deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares tendered hereby; and

(e)	the undersigned has read and agrees to all of the terms of the Offer.

The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates or DRS positions representing Shares tendered hereby. The certificates or DRS positions representing Shares tendered and the number of Shares that the undersigned wishes to tender should all be indicated in the appropriate boxes. If the tender is being made pursuant to an Auction Tender, the Purchase Price at which such Shares are being tendered should be indicated in Box B — “Auction Tender”.

The undersigned understands that he, she or they must indicate whether the Shares are being tendered pursuant to an Auction Tender or Purchase Price Tender by completing Box A — “Type of Tender”. All Shares tendered by a Shareholder and which have not been withdrawn, who fails to specify any Auction Tender price for his, her or their Shares or fails to indicate that he, she or they has tendered his, her or their Shares pursuant to a Purchase Price Tender will be considered to have tendered his, her or their Shares pursuant to a Purchase Price Tender.

The undersigned understands that, upon the terms and subject to the conditions of the Offer, the Company will determine the Purchase Price, representing a single price per Share (which will be not more than US$500.00 per Share and not less than US$425.00 per Share and in increments of US$5.00 per Share) that it will pay for Shares validly deposited pursuant to the Offer and not withdrawn. The Purchase Price will be the lowest price per Share that will enable the Company to purchase the maximum number of Shares validly deposited pursuant to the Offer and not withdrawn, having an aggregate purchase price not exceeding US$1,000,000,000. For purposes of determining the Purchase Price, Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$425.00 per Share (which is the minimum price per Share under the Offer). If the Purchase Price is determined to be US$425.00 (which is the minimum price per Share under the Offer), the maximum number of Shares that the Company may purchase is 2,000,000 Shares. If the Purchase Price is determined to be US$500.00 (which is the maximum price per Share under the Offer), the maximum number of Shares that the Company may purchase is 2,352,941 Shares. Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender by the depositing Shareholder is equal to or less than the Purchase Price.

4

The undersigned understands that, upon the terms and subject to the conditions of the Offer (including the proration provisions described in the Offer), all Shares properly tendered and not properly withdrawn pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased. All Shares not purchased under the Offer (including Shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of proration), or properly withdrawn, will be returned (in the case of certificates representing Shares all of which are not purchased) or replaced with new certificates or the equivalent DRS position representing the balance of Shares not purchased (in the case of certificates representing Shares of which less than all are purchased), promptly after the Expiration Date or the date of withdrawal of the Shares, without expense to the Shareholder. In the case of Shares tendered through DRS, such Shares will be credited to the appropriate account, without expense to the Shareholder. The undersigned understands that a Shareholder who desires to tender different Shares at more than one price under an Auction Tender must complete a separate Letter of Transmittal (or make a separate electronic book-entry confirmation) for each price at which Shares are tendered. A Shareholder may not deposit the same Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. A Shareholder may deposit some Shares pursuant to an Auction Tender and deposit different Shares pursuant to a Purchase Price Tender. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders.

The undersigned understands that if the number of Shares deposited pursuant to Auction Tenders at prices equal to or less than the Purchase Price and pursuant to Purchase Price Tenders, and not withdrawn, would result in an aggregate price in excess of US$1.0 billion, then such Deposited Shares (as defined in the Offer to Purchase and Circular) will be purchased on a pro-rata basis according to the number of Shares deposited or deemed to be deposited at prices equal to or less than the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that odd lot deposits will not be subject to proration.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase and Circular, the Company may terminate or amend the Offer or may not be required to purchase any of the Shares tendered hereby or may accept for payment, in accordance with the applicable proration provisions relating to Shares tendered, fewer than all of the Shares tendered hereby. The undersigned understands and acknowledges that certificate(s) for any Shares not tendered or not purchased will be returned to the undersigned at the address indicated in Box L, unless otherwise indicated under Box D or Box E below. The undersigned recognizes that the Company has no obligation, pursuant to the instructions hereto, to transfer any certificates for Shares from the name of the registered owner if Shares are not purchased pursuant to the Offer.

The undersigned understands and acknowledges that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company, effective as of the Expiry Time, upon the terms and subject to the conditions of the Offer, which agreement will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

The undersigned understands and acknowledges that payment for Shares accepted for payment pursuant to the Offer will be made on the date on which the Company delivers funds on account of the aggregate purchase price for such Shares to the Depositary (by bank transfer or other means satisfactory to the Depositary), which will act as agent for Shareholders who have properly tendered Shares in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Company and transmitting payment to such Shareholders. The undersigned further understands and acknowledges that receipt by the Depositary from the Company of funds on account of the aggregate purchase price for such Shares will be deemed to constitute payment of such aggregate purchase price by the Company and the receipt of such payment by such Shareholders. Under no circumstances will interest be paid by the Company or the Depositary by reason of any delay in paying for any Shares or otherwise.

The undersigned understands and acknowledges that each of the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any payment to any Shareholder pursuant to the Offer such amount as it is required to deduct or withhold from such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law, and remit such deduction or withholding amount to the appropriate government entity. To the extent that amounts are deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of the Offer as having been paid to the Shareholder to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate government entity.

5

The undersigned instructs the Company and the Depositary to issue the cheque/wire for the Purchase Price (less applicable withholding taxes, if any) for such of the tendered Shares as are purchased to the order of the undersigned or the name listed and mailed to the address indicated in Box L, unless otherwise indicated under Box D — “Issue Cheque/Wire and/or Certificates or DRS Positions”, Box E — “Send Cheque and/or Certificates or DRS Positions” below or Box F — “Hold for Pick-Up”.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal, including Box N — “Lost, Stolen or Destroyed Certificates” should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss, theft or destruction and providing a telephone number. The Depositary will respond with the replacement requirements, which includes certain additional documents that must be signed in order to obtain replacement certificate(s) and the payment of the required lost certificate fee.

The undersigned agrees not to vote any of the tendered Shares taken up and paid for under the Offer, or distributions on such Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Company, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Company, any and all instructions of proxy, authorization or consent, in form and on terms satisfactory to the Company, in respect of any such tendered Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Company as the proxyholder of the undersigned in respect of such tendered Shares or distributions consisting of securities.

Unless otherwise indicated, references in this Letter of Transmittal to “$” or “US$” are in United States dollars.

6

BOX A TYPE OF TENDER
Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to a Purchase Price Tender. Shares are being tendered hereby pursuant to:
☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender

BOX B
AUCTION TENDER
PRICE (IN U.S. DOLLARS) PER SHARE
AT WHICH SHARES ARE BEING
TENDERED

In addition to checking “Auction Tender” in Box A above, this Box B MUST be completed if Shares are being tendered pursuant to an Auction Tender.

Check the appropriate box to indicate the Auction Tender price.

Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to a Purchase Price Tender.

Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same Shares. If a Shareholder wishes to tender different Shares at different prices, a separate tender instruction by way of separate Letter of Transmittal must be submitted for EACH such tender.

☐ $425.00 ☐ $430.00 ☐ $435.00 ☐ $440.00 ☐ $445.00 ☐ $450.00 ☐ $455.00 ☐ $460.00	☐ $465.00 ☐ $470.00 ☐ $475.00 ☐ $480.00 ☐ $485.00 ☐ $490.00 ☐ $495.00 ☐ $500.00

7

BOX C
ODD LOTS
(See Instruction 6)

To be completed ONLY if Shares are being tendered by or on behalf of persons owning an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

☐       will be the registered owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are tendered, or

☐       is a stock broker, investment dealer, bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is tendering all such Shares.

8

BOX D ISSUE CHEQUE/WIRE AND/OR CERTIFICATES OR DRS POSITIONS IN THE NAME OF (IF DIFFERENT THAN REGISTERED OWNER’S NAME): (please print) (See Instructions 1 and 7)	BOX E SEND CHEQUE* AND/OR CERTIFICATES OR DRS POSITIONS (Unless Box F is checked) TO: (please print) (See Instruction 8) ☐ *Deliver payment by wire (please complete Box K)

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Social Insurance or Social Security Number)

BOX F HOLD FOR PICK-UP ☐ Hold certificates or DRS positions for Shares and/or cheque for pick-up at Computershare’s office located at: 100 University Avenue, 8th Floor, Toronto ON M5J 2Y1

BOX G

CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN U.S. DOLLARS UNLESS OTHERWISE ELECTED BELOW PRIOR TO THE EXPIRY DATE. AFTER THE EXPIRY DATE, ALL PAYMENTS WILL BE ISSUED IN U.S. DOLLARS, REGARDLESS OF ANY ELECTIONS BELOW

❑       Issue my cash entitlement payment(s) in Canadian Dollars (CAD)

❑       Issue my cash entitlement payment(s) in United States Dollars (USD)

Cash amounts will be denominated in U.S. dollars. However, a registered shareholder can instead elect to receive payment in Canadian dollars by checking the appropriate box in this Letter, in which case such shareholder will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the prevailing market rate(s) available to the Depositary on the date of the currency conversion. All risks associated with the currency conversion from U.S. dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the registered shareholder’s sole account and will be at such shareholder’s sole risk and expense, and neither the Company nor Computershare Trust Company of Canada or their affiliates are responsible for any such matters.

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) Computershare may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency. Failure to make an election by the Expiry will result in any cash payment under the arrangement being paid in U.S. dollars.

9

BOX H
CANADIAN WITHHOLDING TAX1

(See Instruction 11)

Tax Residency

All Shareholders must complete the following.

The person signing Box H certifies that the Shareholder (or, if the Shareholder is not the beneficial owner of the Shares tendered pursuant to this Letter, such beneficial owner) ☐ is ☐ is not resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”)1;

The remainder of this Box is for non-residents of Canada only:

The Shareholder (or, if the Shareholder is not the beneficial owner of the Shares tendered pursuant to this Letter of Transmittal, such beneficial owner) ☐ is ☐ is not a resident of a country with which Canada has entered into an income tax treaty under which the Shareholder is entitled to the full benefits provided by such treaty.

If the non-resident Shareholder (or, if the Shareholder is not the beneficial owner of the Shares tendered pursuant to this Letter of Transmittal, such non-resident beneficial owner) is entitled to full benefits under such treaty complete the following:

Number of Shares held by a non-resident or held for, on behalf, or for the benefit of, a non-resident: ____________________

Country of Residence: ___________________________

[1]	FAILURE TO PROVIDE THIS INFORMATION AND THE ENCLOSED NR-301, IF APPLICABLE, WILL RESULT IN THE APPLICATION OF A 25% WITHHOLDING TAX RATE TO A DEEMED DIVIDEND ARISING PURSUANT TO THE OFFER, IF ANY.

BOX I

STATUS AS U.S. SHAREHOLDER

(Please check the appropriate box)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder by placing an “X” in the applicable box below. A “U.S. Shareholder” is any holder of Shares that is either (a) a person whose address, as it appears on the register of Shareholders of the Company (including in the box above entitled “DESCRIPTION OF SHARES TENDERED”), is located within the United States or any territory or possession thereof or who is providing an address in Box L below (or, if completed, in either Box D or Box E above) that is located within the United States or any territory or possession thereof or (b) a U.S. person for United States federal income tax purposes as defined in “Important U.S. Tax Information for U.S. Shareholders” below.

☐    The person signing this Letter of Transmittal is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐    The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you generally must complete the enclosed IRS Form W-9. If you are a U.S. Shareholder but you are not a U.S. person for U.S. federal income tax purposes, then you must complete the appropriate IRS Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Depositary or download the appropriate IRS Form W-8 at www.irs.gov.

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BOX J

NOTICE OF GUARANTEED DELIVERY

☐    Check here if Shares are being delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary and complete the following:

Name(s) of Registered Owner(s) _________________________________________________

Date of execution of Notice of Guaranteed Delivery ___________________________________

Name of Eligible Institution Which Guaranteed Delivery __________________________________________

In the case of any inconsistency between the terms of this Letter of Transmittal and Notice of Guaranteed Delivery previously sent, the election on the Notice of Guaranteed Delivery previously sent shall prevail.

11

BOX K

WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A C$100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED.

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS: ____________________________________________________ PHONE NUMBER: __________________________

**Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted) **City	**Province/State	**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address **City	**Province/State	**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account No.	Bank No. & Transit No. (Canadian Banks)	ABA/Routing No. (US Banks)

	(3 digits & 5 digits)	(9 digits)

SWIFT or BIC Code	IBAN Number	Sort Code (GBP)

(11 characters – if you only have eight, put ‘XXX’ for the last three)

Additional Notes and special routing instructions:

** Mandatory fields

12

BOX L

SHAREHOLDER(S) SIGN HERE
(See Instructions 1 and 7)

Must be duly executed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a DRS position listing by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other legal representative acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 7.

Authorized Signature(s):

(Shareholder(s) or Legal Representative)

(Shareholder(s) or Legal Representative)

Name(s)

Capacity

Address

(Include Postal Code or Zip Code)

Area Code and Daytime Telephone Number

TIN; SSN; SIN

U.S. Shareholders must provide their Taxpayer Identification No. or Social Security No. and complete IRS Form W-9 or IRS Form W-8, as applicable; Canadian Shareholders must provide their Social Insurance No.

Date

BOX M

SIGNATURE GUARANTEE
(See Instructions 1 and 7)

Authorized Signature
(Guarantor)

Name

Title

Firm

Address

(Include Postal Code or Zip Code)

Area Code and Daytime Telephone Number

Email Address

Date

13

BOX N

LOST, STOLEN, OR DESTROYED CERTIFICATES

To be completed ONLY if certificates representing Shares being tendered have been lost, stolen or destroyed.

The undersigned has either (check one):

☐	lost his, her or their certificate(s) representing Shares;

☐	had his, her or their certificate(s) representing Shares stolen; or

☐	had his, her or their certificate(s) representing Shares destroyed.

If a certificate representing Shares has been lost, stolen or destroyed, this Letter of Transmittal, including this Box N, must be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction and providing a telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

INSTRUCTIONS

Forming Part of the Terms of the Offer

1.	Signature Guarantees.

No guarantee of a signature is required if either:

(a)	this Letter of Transmittal is duly executed by the registered holder of the Shares tendered with this Letter of Transmittal exactly as the name of the registered holder appears on the share certificate or the DRS position tendered herewith, and payment and delivery are to be made directly to such registered holder pursuant to the information provided in Box L above; or

(b)	such Shares are tendered for the account of a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an Eligible Institution). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box M — “Signature Guarantee”. See Instruction 7 in this Letter of Transmittal.

2.	Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.

Certificates for all physically tendered Shares, unless Shareholders hold Shares through DRS, together with a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), and any other documents required by this Letter of Transmittal, should be hand delivered, couriered or mailed to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiry Time (as defined in the Offer to Purchase and Circular).

Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiry Time may only tender its Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery substantially in the form provided (or an executed facsimile thereof) by the Company through the Depositary (indicating the type of tender and, in the case of an Auction Tender, the price at which Shares are being tendered) to the Depositary by the Expiry Time, which must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, and by otherwise complying with this guaranteed delivery procedure as set forth in the Offer to Purchase under “Procedure for Depositing Shares”. Pursuant to such guaranteed delivery procedure, the certificates for all physically tendered Shares, as well as a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or Book-Entry Confirmation or Agent’s Message in lieu thereof, relating to such Shares, with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal, must be received by the Toronto, Ontario office of the Depositary before 5:00 p.m. (Eastern time) on or before the second trading day on the Toronto Stock Exchange after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered or transmitted by e-mail transmission to the Toronto, Ontario office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. For Shares to be validly tendered pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiry Time.

Notwithstanding any other provision hereof, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures that are guaranteed if so required, and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC).

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently tendered.

The method of delivery of all documents, including certificates for Shares, is at the election and risk of the tendering Shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail, properly insured, is recommended, and it is suggested that mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.

The Company will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent tenders except as specifically permitted by the Offer to Purchase and Circular. All tendering Shareholders, by execution of this Letter of Transmittal (or a manually executed photocopy of it), waive any right to receive any notice of the acceptance of their tender.

3.	Inadequate Space.

If the space provided in any Box is inadequate, attach a separate signed document to this Letter of Transmittal.

4.	Partial Tenders and Unpurchased Shares.

If fewer than all of the Shares evidenced by any certificate or by any DRS position are to be tendered, fill in the number of Shares which are to be tendered in the box entitled “Number of Shares Tendered”. In such case, if any tendered Shares are purchased, a new certificate and/or DRS position for the remainder of the Shares evidenced by the old certificate(s) and/or DRS position will be issued and sent to the address indicated in Box L unless otherwise indicated under Box D or Box E on this Letter of Transmittal, promptly after the Expiration Date. All Shares represented by the certificate(s) or DRS position listed and delivered to the Depositary are deemed to have been tendered unless otherwise indicated.

5.	Indication of Type of Tender; Indication of Price at Which Shares are being Tendered.

(a)	To tender Shares, the Shareholder must complete Box A — “Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery, indicating whether he, she or they is tendering Shares pursuant to an Auction Tender (Box B) or a Purchase Price Tender. Only one Box may be checked. If more than one Box is checked or if no Box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. The same Shares cannot be tendered, unless previously properly withdrawn as provided in the Offer to Purchase and Circular, pursuant to Auction Tenders at more than one price. Shareholders may deposit different Shares pursuant to Auction Tenders and Purchase Price Tenders. However, if a Shareholder desires to tender Shares in separate lots at a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal (or Book-Entry Confirmation or Agent’s Message, as the case may be) or, if applicable, a Notice of Guaranteed Delivery for each lot which the Shareholder is tendering.

(b)	For Shares to be properly tendered pursuant to an Auction Tender, the Shareholder must complete Box B — “Auction Tender” on this Letter of Transmittal indicating the price per Share (in increments of $5.00 per Share) at which the Shareholder is tendering Shares. A Shareholder wishing to tender different portions of his, her or their Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal (or Book-Entry Confirmation or Agent’s Message, as the case may be) for each price at which he, she or they wishes to tender each such portion of his, her or their Shares. The same Shares cannot be tendered pursuant to Auction Tenders (unless previously withdrawn as provided in the Offer to Purchase under “Withdrawal Rights”) at more than one price.

(c)	No price can be specified by a Shareholder making a Purchase Price Tender. If a Shareholder checks “Purchase Price Tender” under Box A “Type of Tender” and indicates a price per Share in Box B “Auction Tender”, there is no proper tender of Shares.

6.	Odd Lots.

As described in the Offer to Purchase under “Number of Shares, Proration”, if the Company is to purchase less than all Shares tendered by the Expiry Time, the Shares purchased first will consist of all Shares so tendered by any Shareholder who will beneficially own, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who tenders all of his, her or their Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box C — “Odd Lots” is completed. Partial tenders will not be accepted from Odd Lot Holders.

7.	Signatures on Letter of Transmittal, Stock Power and Endorsements.

(a)	If Box L in this Letter of Transmittal is signed by the registered owner(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate or DRS position without any change whatsoever.

(b)	If the Shares are registered in the names of two or more joint owners, each such owner must sign in Box L in this Letter of Transmittal.

(c)	If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal as there are different registrations of certificates.

(d)	When this Letter of Transmittal is duly executed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares or DRS positions not tendered by the undersigned or not purchased by the Company, are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is duly executed by a person other than the registered owner of the certificate(s) listed, the certificates or DRS positions must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate or the DRS position, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary. See Instruction 1 in this Letter of Transmittal.

(e)	If this Letter of Transmittal or any certificates or stock powers are duly executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or any other legal representative acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company or the Depositary of their authority to so act.

8.	Special Payment and Delivery Instruction.

The registered shareholder may identify a person other than the person identified in Box L to whom the cheque/wire and/or share certificates or DRS positions should be issued by completing Box D. Such cheque and/or share certificates or DRS positions will be sent to the address indicated in Box L (unless otherwise indicated in Box D or Box E), unless a cheque evidencing payment for Shares tendered and/or share certificates or DRS positions is to be held by the Depositary for pick-up as indicated in Box F — “Hold for Pick-Up” on this Letter of Transmittal, in which case, the cheque evidencing payment and/or the share certificates or DRS positions will also be held for pick-up.

9.	Irregularities.

All questions as to the number of Shares to be taken up, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, will be determined by the Company, in its sole discretion, acting reasonably, which determination will be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of Shares determined by it in its sole discretion not to be in proper form or completed in accordance with the Instructions herein and in the Offer or the acceptance for payment of, or payment for, which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular Shares. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary nor any other person will be obligated to give notice of defects or irregularities in notices of withdrawal, nor shall any of them incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding absent a finding to the contrary by a court of competent jurisdiction.

10.	Questions and Requests for Assistance and Additional Copies.

Questions and requests for assistance may be directed to the Depositary at its address and telephone numbers set forth below. Additional copies of the Offer to Purchase and Circular and this Letter of Transmittal and copies of the Notice of Guaranteed Delivery may be obtained from the Depositary or from the undersigned’s local stock broker, investment dealer, bank, or trust company.

The Depositary for the Offer is:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Toll Free in Canada and the U.S.:

1-800-564-6253

Outside North America:

1-514-982-7888

By Email:

corporateactions@computershare.com

11.	Tax Residency – Canadian Withholding Tax.

Canadian Resident Shareholders

To ensure that non-resident withholding tax is not withheld in respect of tendered Shares beneficially owned by a person resident in Canada for purposes of the Tax Act (referred to as a Canadian Resident Beneficial Owner), the Shareholder must certify in Box H that the Canadian Resident Beneficial Owner is a resident of Canada. Canadian Resident Beneficial Owners and Shareholders holding tendered Shares on behalf of a Canadian Resident Beneficial Owner are required to complete Box H.

Shareholders who do not properly complete the certification in Box H regarding the Canadian residency status of a Canadian Resident Beneficial Owner will be assumed to be subject to 25% non-resident withholding tax on any relevant amounts.

Non-Canadian Resident Shareholders

Non-resident withholding tax may apply in respect of Shares beneficially owned by a person who is not resident in Canada for purposes of the Tax Act (referred to as a Non-Canadian Resident Beneficial Owner). Non-Canadian Resident Beneficial Owners and Shareholders holding Shares on behalf of a Non-Canadian Resident Beneficial Owner are required to complete Box H.

Applicability of a Tax Treaty

Non-resident withholding tax will generally apply at a rate of 25% to certain amounts paid or deemed to be paid (including a deemed dividend arising under the Offer, if any) in respect of Shares beneficially owned by persons not resident in Canada for purposes of the Tax Act, unless a tax treaty is applicable to reduce the withholding tax rate. Non-Canadian Resident Beneficial Owners will be subject to withholding tax at 25% on any relevant amounts unless the information indicated in Box H is properly completed and provided along with this Letter of Transmittal.

If the Shareholder is the Beneficial Owner of the tendered Shares, the Shareholder must complete Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable) in order to claim the benefits under a tax treaty. If the Shareholder is not the Beneficial Owner of the tendered Shares, the Shareholder must obtain from each Beneficial Owner wishing to claim the benefits under a tax treaty a completed Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable).

Shareholders who do not properly complete and provide Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable), will be assumed to be subject to 25% non-resident withholding tax rate on any relevant amounts.

12.	Governing Law.

The Offer and any agreement resulting from the acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

13.	Privacy Notice.

The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you from transactions it performs for you, forms you send it, other communications it has with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. The Depositary may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where it shares your personal information with other companies to provide services to you, the Depositary ensures such companies have adequate safeguards to protect your personal information. The Depositary also ensures the protection of rights of data subjects under the General Data Protection Regulation, where applicable. The Depositary has prepared a Privacy Code to tell you more about its information practices, how your privacy is protected and how to contact its Chief Privacy Officer. It is available at its website, www.computershare.com, or by writing to it at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information you are providing in order to process your request and will treat your signature(s) as your consent to it so doing.

IMPORTANT: This Letter of Transmittal or a manually signed photocopy of it (together with certificates for Shares or DRS positions and all other required documents) or the Notice of Guaranteed Delivery, where applicable, must be received by the Depositary at or before the Expiry Time unless Shares are properly tendered by a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC) at or before the Expiry Time.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

The following does not constitute a summary of the tax consequences of the Offer. Shareholders should consult their own tax advisors regarding the tax consequences of the Offer.

For purposes of this Letter of Transmittal, a “U.S. person” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any state or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (ii) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

To avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. Shareholder that is a U.S. person depositing Shares must, unless an exemption applies, provide the Depositary with such person’s correct taxpayer identification number (TIN) (which, in the case of an individual, generally is the individual’s social security number) or employer identification number (EIN), certify under penalties of perjury that such TIN or EIN is correct, and provide certain other certifications by completing the IRS Form W-9 included in this Letter of Transmittal. If a U.S. Shareholder that is a U.S. person does not provide his, her or its correct TIN or EIN or fails to provide the required certifications, the IRS may impose certain penalties on such person, and payments to such person pursuant to the Offer may be subject to backup withholding at a rate currently equal to 24%. All U.S. Shareholders that are U.S. persons tendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). To the extent that a U.S. Shareholder designates another U.S. person to receive payment, such other person may be required to provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding may be credited against the U.S. federal income tax liability of the person subject to the backup withholding. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Shareholder by timely providing the required information to the IRS.

If the Depositary has not been provided with a properly certified TIN or EIN by the time of payment, backup withholding will apply. If the Shares are held in more than one name or are not in the name of the actual owner, consult the instructions on the enclosed IRS Form W-9 for guidance on which name and TIN or EIN to report.

Certain U.S. Shareholders (such as corporations and individual retirement accounts) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should enter the appropriate exempt payee code on IRS Form W-9. See the enclosed IRS Form W-9 for instructions.

A U.S. Shareholder that is not a U.S. person and is not acting on behalf of a U.S. person should not complete IRS Form W-9. Instead, to establish an exemption from backup withholding, such U.S. Shareholder should properly complete and submit an IRS Form W-8BEN, W-8BEN-E, W-8IMY, W-8ECI, or W-8EXP, as applicable, attesting to such exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary or on the IRS website (www.irs.gov).

ALL U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE HOW THE FOREGOING BACKUP WITHHOLDING AND REPORTING REQUIREMENTS APPLY TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

THIS IS NOT A LETTER OF TRANSMITTAL

Offer to purchase for cash up to US$1,000,000,000 in value
of subordinate voting shares of Fairfax Financial Holdings Limited at a Purchase Price of not less than US$425.00 and not more than US$500.00 per subordinate voting share

NOTICE OF GUARANTEED DELIVERY
for Tender of Subordinate Voting Shares of

FAIRFAX FINANCIAL HOLDINGS LIMITED
Pursuant to the Offer to Purchase Dated November 18, 2021

THE OFFER EXPIRES AT 5:00 P.M. (EASTERN TIME) ON DECEMBER 23, 2021 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

As set forth in the Offer to Purchase dated November 18, 2021 and the accompanying Circular (the “Offer to Purchase and Circular”) of Fairfax Financial Holdings Limited (the “Company”), this Notice of Guaranteed Delivery or one substantially equivalent hereto must be used to tender subordinate voting shares (the “Shares”) of the Company pursuant to the Company’s offer to purchase for cash up to US$1,000,000,000 in value of Shares at a Purchase Price of not less than US$425.00 and not more than US$500.00 per Share if a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares, or the book-entry transfer procedures cannot be completed, prior to 5:00 p.m. (Eastern time) (the “Expiry Time”) on December 23, 2021 (such date as it may be extended, the “Expiration Date”), or time will not permit all required documents to reach Computershare Investor Services Inc., as depositary (the “Depositary”), by the Expiry Time. This Notice of Guaranteed Delivery may be hand delivered, couriered or transmitted by e-mail transmission to the office of the Depositary set forth below. PLEASE DO NOT PASSWORD PROTECT THE DOCUMENTS WHEN SENDING VIA E-MAIL TRANSMISSION.

Offices of the Depositary, Computershare Investor Services Inc., for this Offer:
By Mail	By Hand, Courier or Registered Mail
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
By e-mail Transmission: depositoryparticipant@computershare.com

TO:	FAIRFAX FINANCIAL HOLDINGS LIMITED (referred to as the Company)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (referred to as the Depositary)

Delivery of this Notice of Guaranteed Delivery to an address, or e-mail transmission of this Notice of Guaranteed Delivery to an e-mail address, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in Box K — Signature Guarantee in the Letter of Transmittal.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer to Purchase and Circular that accompanies this Notice of Guaranteed Delivery.

The undersigned hereby tenders to Fairfax Financial Holdings Limited, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, the related Letter of Transmittal and this Notice of Guaranteed Delivery (which together constitute the “Offer”), receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure set forth in the Offer to Purchase under “Procedure for Depositing Shares”.

Number of Shares tendered in the Offer by this Notice of Guaranteed Delivery: ____________________________

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

The Eligible Institution which completes this Notice of Guaranteed Delivery must communicate the guarantee to the Depositary and must deliver (i) the Letter of Transmittal and certificates for Shares or (ii) in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.

The undersigned understands and acknowledges that payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificate(s) or DRS position(s) for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), relating to such Shares, with the signatures guaranteed if required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Eastern time) on or before the second trading day on the Toronto Stock Exchange after the Expiration Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Company or the Depositary to persons depositing Shares regardless of any delay in making payment for any Shares or otherwise, including any delay in making payment to any person using the guaranteed delivery procedures, and that payment for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase under “Procedure for Depositing Shares” are not so delivered to the Depositary at such date and, therefore, payment by the Depositary on account of such Shares is not made until after the date the payment for the deposited Shares accepted for payment pursuant to the Offer is to be made by the Company.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Unless otherwise indicated, references in this Notice of Guaranteed Delivery to “$” or “US$” are in United States dollars.

SHAREHOLDER SIGNATURE(S)

Signatures of Shareholders(s)

Name(s) of Registered Shareholder(s) (print or type)	Address(es)
Postal Code/Zip Code

Date	Daytime Telephone Number

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule 1 chartered bank, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP), guarantees to deliver to the Depositary at its address set forth above the certificate(s) or DRS position(s) representing the Shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), and any other required documents, on or before 5:00 p.m. (Eastern time) on the second Trading Day after the Expiration Date. As used herein, a “Trading Day” means a day on which trading occurs on the Toronto Stock Exchange.

The guarantor institution that completes this form must communicate the guarantee to the Depositary and must deliver the tendered Shares to the Depositary within the time period stated herein. Failure to do so could result in financial loss to such guarantor institution.

Name of Firm:	Authorized Signature:
Address of Firm:	Name:
(Please type or print)

(Postal Code or Zip Code)	Title:
Area Code and Telephone No.:	Dated:

The undersigned understands that it should indicate whether the Shares are deposited pursuant to an Auction Tender or Purchase Price Tender by completing Box A captioned “Type of Tender”. If you do not make a valid Auction Tender or Purchase Price Tender, you will be deemed to have made a Purchase Price Tender.

The tender information specified in this Notice of Guaranteed Delivery will, in all circumstances, take precedence over any inconsistent tender information that is specified in any related Letter of Transmittal that is subsequently deposited.

BOX A TYPE OF TENDER
Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to a Purchase Price Tender. Shares are being tendered hereby pursuant to:
☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender

BOX B
AUCTION TENDER
PRICE (IN UNITED STATES DOLLARS) PER SHARE
AT WHICH SHARES ARE BEING
TENDERED

In addition to checking “Auction Tender” in Box A above, this Box MUST be completed if Shares are being tendered pursuant to an Auction Tender.

Check the appropriate box to indicate the Auction Tender price.

Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to a Purchase Price Tender.

☐ $425.00 ☐ $430.00 ☐ $435.00 ☐ $440.00 ☐ $445.00 ☐ $450.00 ☐ $455.00 ☐ $460.00	☐ $465.00 ☐ $470.00 ☐ $475.00 ☐ $480.00 ☐ $485.00 ☐ $490.00 ☐ $495.00 ☐ $500.00

BOX C
ODD LOTS
(See Instruction 6 of the Letter of Transmittal)

To be completed ONLY if Shares are being tendered by or on behalf of persons beneficially owning an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are tendered, or

☐ is a stock broker, investment dealer, bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is tendering all such Shares.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Schedule:

Exhibit Number
99.1	Annual Information Form of Fairfax Financial Holdings Limited dated March 5, 2021 for the year ended December 31, 2020 (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 40-F filed with the SEC on March 5, 2021 (the “Form 40-F”))
99.2	Annual audited consolidated financial statements of Fairfax Financial Holdings Limited for the years ended December 31, 2020 and 2019 and Management’s Report on Internal Control over Financial Reporting, and the management’s discussion and analysis for the financial year ended December 31, 2020 (incorporated by reference to Exhibits 99.2 and 99.3 to the Form 40 F)
99.3	Notice of annual meeting of shareholders and management information circular dated March 5, 2021 in respect of the annual meeting of shareholders held on April 15, 2021 (incorporated by reference to Exhibit 99.1 to our Report on Form 6 K, furnished to the SEC on March 5, 2021 (first filing))
99.4	Interim unaudited consolidated financial statements of Fairfax Financial Holdings Limited as at September 30, 2021 and December 31, 2020 and for the three and nine month periods ended September 30, 2021 and 2020, and management’s discussion and analysis for the period ended September 30, 2021 (incorporated by reference to Exhibit 99.2 to our Report on Form 6 K, furnished to the SEC on November 4, 2021)

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

(a) Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the Issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Issuer.

PART IV

SIGNATURES

By signing this Schedule, the person filing the Schedule consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FARIFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Eric P. Salsberg
Name: Eric P. Salsberg Title: Vice President, Corporate Affairs and Corporate Secretary

Date:      November 18, 2021